SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended December 31, 2004

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K FOR THE PERIOD ENDED DECEMBER 31, 2004

		Page

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-December 2004	3

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-December 2004.	17

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

GROUP RESULTS JANUARY – DECEMBER 2004

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Turnover	77,610	57,864	285,059	232,571

Profit for the period	2,534	2,334	15,731	10,482
Exceptional items, net of tax	143	(69)	(1,076)	(708)
Profit before exceptional items	2,677	2,265	14,655	9,774

Profit for the period per ordinary share – cents	11.80	10.56	72.08	47.27
Dividends per ordinary share – cents	8.50	6.75	29.45	26.00

The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended December 31, 2003 in BP p.l.c.’s Annual Report on Form 20-F for the year ended December 31, 2003.

The financial information for 2003 has been restated to reflect (a) the transfer of natural gas liquids (NGLs) operations from the Exploration and Production segment to Gas, Power and Renewables on January 1, 2004; (b) the adoption by the Group of Financial Reporting Standard No. 17 ‘Retirement Benefits’ (FRS 17) with effect from January 1, 2004; and (c) the adoption by the Group of Urgent Issues Task Force Abstract No. 38 ‘Accounting for ESOP Trusts’ with effect from January 1, 2004. For further information, see Note 2 of Notes to Consolidated Financial Statements.

TNK-BP operational and financial information has been estimated.

BP Solvay Polyethylene Europe and BP Solvay Polyethylene North America were consolidated with effect from November 2, 2004.

The fourth quarter and year trading environment was generally stronger than a year ago with higher oil and natural gas realizations and higher refining and chemicals margins. For the three months ended December 31, 2004 the Brent oil price increased $14.42 per barrel, the Henry Hub gas price was up $2.49 per mmbtu, the refining Global Indicator Margin increased $2.46 per barrel and the Chemicals Indicator Margin increased $57 per tonne compared with a year ago. For the year ended December 31, 2004, the Brent oil price was $9.44 per barrel higher, the Henry Hub gas price was $0.76 per mmbtu higher, the refining Global Indicator Margin was up $2.20 per barrel and the Chemicals Indicator Margin was up $28 per tonne compared with a year ago.

Turnover for the three months and year ended December 31, 2004 was $78 billion and $285 billion respectively, compared with $58 billion and $233 billion for the equivalent periods in 2003. The increase in turnover for the fourth quarter reflects increases of around $24 billion from higher prices and around $1 billion from foreign exchange movements, partly offset by a net decrease of approximately $2 billion from lower sales volumes and a decrease of approximately $1 billion related to lower production volumes.

The increase in turnover for the year reflects increases of around $61 billion from higher sales prices and $8 billion from foreign exchange movements, partly offset by a net decrease of approximately $10 billion from lower sales volumes and a decrease of around $3 billion related to lower production volumes.

Profit for the three months ended December 31, 2004 was $2,534 million, after inventory holding losses of $494 million. Profit for the three months ended December 31, 2003 was $2,334 million, including inventory holding gains of $84 million. Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the period and the cost of sales calculated using the first-in first-out method. Profit for the year ended December 31, 2004 was $15,731 million, including inventory holding gains of $1,643 million. Profit for the year ended December 31, 2003 was $10,482 million, including inventory holding gains of $16 million.

Profit before exceptional items was $2,677 million for the three months ended December 31, 2004, compared with $2,265 million for the equivalent period of 2003. Exceptional items are gains and losses on the sale of fixed assets and businesses or termination of operations. Net exceptional losses in the fourth quarter of 2004 were $143 million (a loss of $273 million before tax) and principally relate to business exits and closure of facilities in the Petrochemicals segment, partially offset by gains arising from various other disposals. Net exceptional gains in the fourth quarter of 2003 were $69 million (a loss of $15 million before tax) and principally relate to gains on disposal of certain upstream interests.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

Profit before exceptional items was $14,655 million for the year ended December 31, 2004, compared with $9,774 million for the equivalent period of 2003. Net exceptional gains in the year 2004 were $1,076 million ($815 million before tax) and principally relate to net gains from the sale of our interests in PetroChina and Sinopec, and the divestment of certain upstream interests, partially offset by net losses associated with the termination of operations. Net exceptional gains in the year 2003 were $708 million ($831 million before tax) and principally relate to net gains from the sale of certain upstream interests partially offset by a provision for loss on disposal.

Profit for the three months ended December 31, 2004 is after an impairment charge of $267 million in respect of fields in the deepwater Gulf of Mexico and US onshore in Exploration and Production; a charge of $1,110 million in respect of asset impairments and a charge of $39 million in respect of restructuring provisions in the Petrochemicals segment; and a charge of $83 million relating to the separation of the Olefins and Derivatives business and a credit of $66 million primarily resulting from the reversal of vacant space provisions in the UK and US in Other businesses and corporate.

Profit for the three months ended December 31, 2003 is after an impairment charge of $296 million related to four assets in the Gulf of Mexico Shelf following technical reassessments and reevaluation of future investment options, an impairment charge of $133 million in respect of the Miller field in the UK following a decision not to proceed with waterflood and gas import options and restructuring charges of $15 million in respect of ongoing restructuring activities in the UK and North America in Exploration and Production; Veba integration costs of $156 million and a credit of $10 million resulting from the reversal of restructuring provisions in Refining and Marketing; and a charge of $81 million relating to new, and revisions to existing, environmental and other provisions, a credit of $648 million relating to a US medical plan and a charge of $74 million in respect of provisions for future rental payments in Other businesses and corporate.

Profit for the year ended December 31, 2004 is after an impairment charge of $267 million in respect of fields in the deepwater Gulf of Mexico and US onshore, an impairment charge of $60 million related to the partner operated Temsah platform in Egypt following a blow-out, a charge of $35 million in respect of Alaskan tankers no longer required, an impairment charge of $108 million related to a gas processing plant in the USA and a field in the Gulf of Mexico and an impairment charge of $186 million related to our interests in two fields in Venezuela, Desarrollo Zuli Occidental (DZO) and Boqueron, in Exploration and Production; charges of $206 million in relation to new, and revisions to existing, environmental and other provisions in Refining and Marketing; a charge of $1,110 million in respect of asset impairments, a charge of $39 million in respect of restructuring provisions and a charge of $58 million in respect of revisions to environmental and other provisions in the Petrochemicals segment; and a charge of $193 million relating to new, and revisions to existing, environmental and other provisions; a credit of $648 million relating to a US medical plan and a charge of $74 million in respect of provisions for future rental payments in Other businesses and corporate.

Profit for the year ended December 31, 2003 is after an impairment charge of $296 million related to four assets in the Gulf of Mexico Shelf following technical reassessments and reevaluation of future investment options, an impairment charge of $133 million in respect of the Miller field in the UK following a decision not to proceed with waterflood and gas import options, an impairment charge of $108 million related to the Kepadong field in Indonesia, an impairment charge of $105 million related to the Yacheng field in China, a $49 million write-down of the Viscount asset in the North Sea and charges of $117 million in respect of our restructuring activities in North America and the UK in Exploration and Production; a charge of $369 million resulting from new, and revisions to existing environmental and other provisions, Veba integration costs of $287 million and a credit of $10 million arising from the reversal of restructuring provisions in Refining and Marketing; charges of $36 million relating to a provision to cover future rental payments on surplus property, a charge of $20 million resulting from revisions to environmental and other provisions and a credit of $5 million resulting from a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals; and charges of $193 million resulting from new, and revisions to existing, environmental and other provisions, a credit of $648 million relating to a US medical plan and a charge of $74 million in respect of provisions for future rental payments in Other businesses and corporate.

Interest expense for the three months and year ended December 31, 2004 was $189 million and $642 million respectively, compared with $160 million and $644 million in the same periods of 2003. The increase for the three months ended December 31, 2004 primarily reflects higher interest rates. The charge for the year ended December 31, 2004 reflects lower interest rates and lower debt buyback costs compared with 2003 offset by the inclusion of a full year’s equity-accounted interest for the TNK-BP joint venture.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

Other finance expense for the three months and year ended December 31, 2004 was $126 million and $357 million respectively, compared with $152 million and $547 million in the same periods of 2003. The decrease for the three months ended December 31, 2004 primarily reflects a reduction in net pension finance costs, partly offset by a revaluation of environmental and other provisions at a lower discount rate. The decrease for the year ended December 31, 2004 compared with the same period in 2003 primarily reflects a reduction in net pension finance costs partly offset by a revaluation of environmental and other provisions at a lower discount rate and the inclusion of a full year’s charge for the unwinding of the discount on the deferred consideration for the investment in TNK-BP.

Net taxation, other than production taxes, charged for the three months and year ended December 31, 2004 was $2,152 million and $8,282 million respectively, compared with $1,157 million and $6,111 million in the equivalent periods last year. The tax on exceptional items was a credit of $130 million and $261 million for the fourth quarter and year 2004 respectively, compared with a credit of $84 million and a charge of $123 million for the fourth quarter and year of 2003. The effective tax rate was 45% and 34% for the three months and year ended December 31, 2004, compared with 33% and 36% for the equivalent periods of 2003. The increase in the fourth quarter rate reflects the significant non-tax deductible inventory holding loss reported in 2004 compared with a gain in 2003 and the decrease in the year rate reflects the inventory holding gain in 2004 as well as the low tax credit on the exceptional gains reported in 2004.

In addition to the factors above, the increase in profit for the fourth quarter reflects higher liquids and gas realizations, higher refining and marketing margins, higher petrochemicals margins, a higher marketing and trading result, higher contributions from the natural gas liquids and solar businesses and the impact of higher oil and gas production volumes. These increases were partly offset by higher costs.

The primary additional factors contributing to the increase in profit for the year are higher liquids and gas realizations, higher refining margins with some offset from lower marketing margins, higher petrochemicals margins, higher contributions from the natural gas liquids and solar businesses and the impact of higher oil and gas production volumes. These increases were partly offset by higher costs and portfolio impacts.

Capital expenditure and acquisitions in the fourth quarter and year of 2004 was $6.1 billion and $17.2 billion respectively. The amount for the year includes a $1.35 billion payment relating to the contribution of TNK’s interest in Slavneft to TNK-BP and $1.36 billion for the acquisition of Solvay’s interests in BP Solvay Polyethylene Europe and BP Solvay Polyethylene North America. Capital expenditure and acquisitions for the fourth quarter and year of 2003 was $4.6 billion and $20.0 billion. Excluding acquisitions, capital expenditure for the three months and year ended December 31, 2004 was $4.6 billion and $14.4 billion respectively, compared with $4.6 billion and $14.0 billion respectively. Disposal proceeds in the fourth quarter and year of 2004 were $1.0 billion and $5.0 billion respectively and in the fourth quarter and year of 2003 were $1.4 billion and $6.4 billion respectively.

Net cash outflow for the three months ended December 31, 2004 was $1.0 billion, compared with an outflow of $1.8 billion for the equivalent period of 2003, reflecting higher cash inflow from operating activities, higher dividends from joint ventures and higher proceeds from the sale of businesses partly offset by higher taxes paid, higher payments for fixed assets, higher acquisition spending and lower proceeds from the sale of fixed assets and businesses. Net cash inflow for the year ended December 31, 2004 was $6.0 billion, compared with $1.4 billion for the equivalent period of 2003, reflecting higher cash inflow from operating activities, higher dividends from joint ventures, and lower interest paid partly offset by higher taxes paid, higher payments for fixed assets, lower proceeds from the sale of fixed assets higher acquisition spending and higher dividends paid. Net cash inflow from operating activities was $7.0 billion and $28.6 billion for the three months and year ended December 31, 2004 respectively, compared with $3.5 billion and $21.7 billion in the equivalent periods in 2003. The increase for the fourth quarter reflected higher profits, higher depreciation and the absence of discretionary funding for the Group’s pension plans incurred in the fourth quarter of 2003, partly offset by higher working capital requirements. The increase for the year reflected higher profits, higher depreciation and the absence of discretionary funding for the Group’s pension plans incurred in 2003, partly offset by a higher share of profits of joint ventures and associated undertakings, and higher working capital requirements.

Net debt at December 31, 2004 was $21.6 billion compared with $20.2 billion at December 31, 2003. The ratio of net debt to net debt plus equity was 22% at December 31, 2004 compared with 22% at December 31, 2003. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associated undertaking borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

In the normal course of business the Group has entered into certain long term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group’s results of operations or financial condition.

The return on average capital employed was 10.9% for the fourth quarter of 2004 compared with 10.7% for the same period in 2003. Return on average capital employed is the ratio of profit including minority shareholders’ interest and excluding post-tax interest on finance debt to average capital employed for the period. Capital employed is the total of BP shareholders’ interest, minority shareholders’ interest and finance debt. This performance measure is useful for shareholders and management as an indication of capital productivity over the long term. For the year ended December 31, 2004 the return on average capital employed was 16.6% compared with 12.2% in 2003. For further information on the return on average capital employed calculation see page 75 of this report.

BP announced a fourth quarterly dividend for 2004 of 8.50 cents per ordinary share. Holders of ordinary shares will receive 4.522 pence per share and holders of American Depositary Receipts (ADRs) $0.510 per ADS. The dividend was paid on March 14, 2004 to shareholders on the register on February 18, 2005. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan received the dividend in the form of shares, also on March 14, 2005. The Company also repurchased for cancellation 206 million of its own shares during the quarter, at a cost of $2.0 billion. During the year, 827 million shares were repurchased and cancelled at a cost of $7.5 billion.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES

EXPLORATION AND PRODUCTION

		Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
		2004	2003	2004	2003

Turnover	- $m	9,875	7,450	34,914	30,753

Profit before interest and tax	- $m	5,090	2,848	18,530	14,669
Exceptional (gains) losses	- $m	(32)	49	(152)	(913)
Total operating profit	- $m	5,058	2,897	18,378	13,756
Results include:
Exploration expense	- $m	258	193	637	542
Of which: Exploration expenditure written off	- $m	151	129	274	297
Key Statistics:
Crude oil
- Average prices realized by BP	- $/bbl	41.01	28.18	36.45	28.23
- Production for subsidiaries	- mb/d	1,283	1,378	1,293	1,409
- Production for equity-accounted entities	- mb/d	1,113	870	1,047	502
Natural gas liquids
- Average prices realized by BP	- $/bbl	31.20	20.15	26.75	19.26
- Production for subsidiaries	- mb/d	193	203	187	206
- Production for equity-accounted entities	- mb/d	4	3	4	4
Total liquids(a)
- Average prices realized by BP	- $/bbl	39.88	27.30	35.39	27.25
- Production for subsidiaries	- mb/d	1,476	1,581	1,480	1,615
- Production for equity-accounted entities	- mb/d	1,117	873	1,051	506
Natural gas
- Average prices realized by BP	- $/mcf	4.28	3.18	3.86	3.39
- Production for subsidiaries	- mmcf/d	7,814	7,919	7,624	8,092
- Production for equity-accounted entities	- mmcf/d	900	681	879	521
Total hydrocarbons(b)
- Average prices realized by BP	- $/bbl	32.64	23.15	29.20	23.69
- Production for subsidiaries	- mboe/d	2,823	2,946	2,795	3,011
- Production for equity-accounted entities	- mboe/d	1,272	990	1,202	595
Brent oil price	- $/bbl	43.85	29.43	38.27	28.83
West Texas Intermediate oil price	- $/bbl	48.29	31.15	41.49	31.06
Alaska North Slope US West Coast	- $/bbl	42.62	29.43	38.96	29.59
Henry Hub gas price (c)	- $/mmbtu	7.07	4.58	6.13	5.37
UK Gas – National Balancing Point	- p/therm	28.51	27.30	24.39	20.28

_______________

(a)	Crude oil and natural gas liquids

(b)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels

(c)	Henry Hub First of the Month Index

Turnover for the three months ended December 31, 2004 was $9.9 billion, compared with $7.5 billion in the corresponding period in 2003, reflecting an increase of around $2.9 billion related to higher liquids and gas realizations, partly offset by a decrease of around $0.5 billion due to the changing mix of production volumes (for subsidiaries) as a result of divestment activity in 2003.

Turnover for the year ended December 31, 2004 was $34.9 billion compared with $30.8 billion in the corresponding period of 2003, reflecting an increase of around $6.9 billion related to higher liquids and gas realizations, partly offset by a decrease of around $2.8 billion due to lower production volumes (for subsidiaries) as a result of divestment activity in 2003.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

EXPLORATION AND PRODUCTION (continued)

Profit before interest and tax for the three months and year ended December 31, 2004 was $5,090 million and $18,530 million respectively, compared with $2,848 million and $14,669 million for the equivalent periods in 2003. Profit for the fourth quarter of 2004 included net exceptional gains before tax of $32 million, compared with net losses of $49 million before tax for the equivalent period in 2003. Profit for the year 2004 included net exceptional gains of $152 million before tax compared with net gains of $913 million before tax for the equivalent period in 2003.

Total operating profit for the three months ended December 31, 2004 was $5,058 million after inventory holding losses of $3 million and after an impairment charge of $267 million in respect of fields in the deepwater Gulf of Mexico and US onshore. Total operating profit for the three months ended December 31, 2003 was $2,897 million and is after an impairment charge of $296 million related to four assets in the Gulf of Mexico Shelf following technical reassessments and reevaluation of future investment options, an impairment charge of $133 million in respect of the Miller field in the UK following a decision not to proceed with waterflood and gas import options; and restructuring charges of $15 million in respect of ongoing restructuring activities in the UK and North America.

In addition to the factors above, the primary reasons for the increase in operating profit for the three months ended December 31, 2004 compared with the three months ended December 31, 2003 are higher liquids and gas realizations of around $2,250 million combined with an increase of around $100 million due to higher volumes, partly offset by the impact of the weaker US dollar and higher costs of around $100 million and around $350 million respectively. Operating profit for the three months ended December 31, 2004 includes a credit of $57 million, reflecting a decrease in the provision for unrealized profit in inventory, which removes the upstream margin from downstream inventories. This compares with a charge of $57 million in the equivalent quarter last year.

Total operating profit for the year ended December 31, 2004 was $18,378 million including inventory holding gains of $10 million and is after an impairment charge of $267 million in respect of fields in the deepwater Gulf of Mexico and US Onshore, an impairment charge of $60 million in respect of the partner operated Temsah platform in Egypt following a blow-out, a charge of $35 million in respect of Alaskan tankers that are no longer required, an impairment charge of $108 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf and an impairment charge of $186 million related to our interests in Desarrollo Zuli Occidental (DZO) and Boqueron in Venezuela. We previously reported an exceptional loss on disposal of $217 million in respect of these assets; however, the sales agreement has lapsed and we will retain our interests in the fields. As a result of the lapse of the agreement, the exceptional loss was reversed and an impairment charge was recognized in the first quarter of 2004.

Total operating profit for the year ended December 31, 2003 was $13,756 million including inventory holding gains of $3 million and is after an impairment charge of $296 million related to four assets in the Gulf of Mexico Shelf following technical reassessments and reevaluation of future investments options, an impairment charge of $133 million related to the Miller field in the UK following a decision not to proceed with waterflood and gas import options, an impairment charge of $108 million related to the Kepadong field in Indonesia, an impairment charge of $105 million related to the Yacheng field in China; and a $49 million write-down of the Viscount asset in the North Sea. All of these fields continue in operation. Additionally, there were restructuring charges of $117 million in respect of restructuring activities in the UK and North America.

In addition to the factors above, the primary reasons for the increase in operating profit for the year ended December 31, 2004 compared with the year ended December 31, 2003 are higher liquids and gas realizations of around $5,150 million combined with an increase of $400 million due to higher volumes, partly offset by adverse foreign exchange impacts and inflationary pressures of around $350 million and higher costs of around $650 million. Operating profit for the year ended December 31, 2004 includes a charge of $191 million, reflecting an increase in the provision for unrealized profit in inventory compared with a charge of $61 million in the year ended December 31, 2003.

Production for the quarter was 2,823 mboe/d for susidiaries and 1,272 mboe/d for equity-accounted entities compared with 2,946 mboe/d and 990 mboe/d respectively, a year ago. This reflects the continuing ramp-up of production in the New Profit Centres and increased volumes from TNK-BP. This is partly offset by decline in our Existing Profit Centres. Total production for the year was 2,795 mboe/d for subsidiaries and 1,202 mboe/d for equity-accounted entities, compared with 3,011 mboe/d and 595 mboe/d respectively, in the prior period.

Projects in the New Profit Centres remain on track. In the Gulf of Mexico, the Holstein and Mad Dog projects achieved first production in December 2004 and January 2005 respectively. In Indonesia, we approved our share of the investment in the Tangguh gas project and in Angola we approved the Rosa project. In Azerbaijan, construction of the Azeri project and the BTC pipeline is on track.

In the UK, construction of the Clair platform has been completed and the project commenced production in the first quarter of 2005.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

EXPLORATION AND PRODUCTION (concluded)

In the fourth quarter we had further exploration success in Trinidad with the Chachalaca well.

BP’s proved reserve replacement ratio on a US GAAP/SEC basis was 78% for subsidiaries, and for equity-accounted entities was 114%.

Our proved reserve replacement ratios represent bookings through discoveries, extensions, revisions and improved recovery and exclude the impact of acquisitions and divestments.

During the quarter we completed our divestments of certain properties in the Gulf of Mexico and the North Sea and in Australia we sold 5.3% of our reserves in the North West Shelf to the China National Offshore Oil Company, resulting in total exceptional gains in the quarter of $32 million.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

REFINING AND MARKETING

		Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
		2004	2003	2004	2003

Turnover	- $m	47,196	36,903	179,587	149,477

Profit before interest and tax	- $m	999	336	5,967	2,270
Exceptional (gains) losses	- $m	(58)	91	117	213
Total operating profit	- $m	941	427	6,084	2,483
Total refined product sales	- kb/d	6,183	6,575	6,398	6,688
Refinery throughputs	- kb/d	2,933	3,014	2,976	3,097
Refining availability (a)	- %	96.6	94.9	95.4	95.5
Global Indicator Refining Margin (b)	- $/bbl	5.60	3.14	6.08	3.88

_______________

(a)	Refining availability is the weighted average percentage of the period that refinery units are available for processing, after accounting for downtime such as turnarounds.

(b)

The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margin may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Turnover for the three months and year ended December 31, 2004 was $47.2 billion and $179.6 billion respectively, compared with $36.9 billion and $149.5 billion for the same periods in the prior year. The increase in turnover in the fourth quarter of 2004 compared with 2003 was due principally to higher prices contributing approximately $11 billion and foreign exchange movements contributing approximately $1 billion, offset by lower trading and crude oil sales of around $2 billion. The increase in turnover in the year 2004 compared with the year 2003 was principally due to higher prices contributing approximately $36 billion and foreign exchange movements contributing approximately $8 billion, partly offset by lower trading and crude oil sales of around $14 billion.

Profit before interest and tax for the three months and year ended December 31, 2004 was $999 million and $5,967 million respectively, compared with $336 million and $2,270 million for the equivalent periods in 2003. Profit for the three months and year ended December 31, 2004 included net exceptional gains before tax of $58 million in the fourth quarter and net exceptional losses before tax of $117 million in the year, which relate principally to the disposal of the Singapore Refining Company Private Limted (SRC) and the closure of the lubricants operation of the Coryton Refinery in the UK. Profit for the three months and year ended December 31, 2003 was after net exceptional losses before tax of $91 million and $213 million respectively.

Total operating profit for the three months and year ended December 31, 2004 was $941 million and $6,084 million respectively, after inventory holding losses of $578 million and including inventory holding gains of $1,245 million respectively, and is after charging $206 million in the year 2004 in relation to new, and revisions to existing, environmental and other provisions. Total operating profit for the three months and year ended December 31, 2003 was $427 million and $2,483 million respectively, including inventory holding gains of $16 million and after inventory holding losses of $48 million respectively, and is after charging Veba integration costs of $156 million and $287 million respectively, charging $369 million in the year 2003 in relation to new, and revisions to existing, environmental and other provisions and after a credit of $10 million in the fourth quarter arising from the reversal of restructuring provisions.

In addition to the factors above, the primary reasons for the increase in operating profit for the three months ended December 31, 2004 compared with the three months ended December 31, 2003 are higher refining margins contributing approximately $1.1 billion and higher marketing margins contributing approximately $130 million, offset partially by charges of around $310 million related primarily to a review of carrying values of fixed and current marketing assets. The primary additional reasons for the increase in operating profit in the year ended December 31, 2004, compared with the year ended December 31, 2003 were stronger refining margins contributing approximately $3.1 billion, offset by a decrease in marketing margins of approximately $420 million, the impact of the weaker US dollar of approximately $250 million and charges of around $310 million related primarily to a review of carrying value of fixed and current marketing assets. The increase was offset further by higher purchased energy costs of around $100 million and portfolio impacts of around $100 million.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

REFINING AND MARKETING (concluded)

The refining margins in the fourth quarter were higher than that suggested by the increase in the Global Indicator Margin due to the combination of wider light/heavy spreads, higher clean fuels premia, locational advantages and greater supply optimization benefits. Marketing margins were stronger than in the equivalent period in 2003 assisted by the fall in crude and product prices late in the quarter.

Refining throughputs for the quarter were 2,933 mb/d, some 81 mb/d lower than in the fourth quarter of 2003, due principally to the disposal of BP's interests in the SRC and the closure of refining operations at the ATAS Refinery in Mersin, south eastern Turkey earlier in 2004. The fourth quarter's refining availability was 96.6%. Marketing sales in the fourth quarter were 3,989 kb/d, a similar level to the equivalent quarter a year ago.

During the quarter BP China and Sinopec announced the establishment of the BP-Sinopec (Zhejiang) Petroleum Co., Ltd, a retail joint venture between BP and Sinopec, to build, operate and manage a network of 500 service stations in Hangzhou, Ningbo and Shaoxing. Also during the quarter BP China and PetroChina announced the establishment of BP-PetroChina Petroleum Company Limited, to acquire, build, operate and manage 500 service stations in the province. BP continued its strategic progress in the development of premium offers. This included the opening of 101 new format Connect stores by the end of the quarter, bringing the total worldwide to 576. The Group also continued its roll-out of new generation Ultimate gasoline and diesel fuels, now available in the UK, Germany, Austria, Spain, Portugal, Greece, France, Poland, Australia and the US.

From January 1, 2005, the Aromatics and Acetyls business has been included in the Refining and Marketing segment and the Lavéra and Grangemouth refineries have been included in the Olefins and Derivatives business, which will be reported as part of Other businesses and corporate.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

PETROCHEMICALS

		Three months ended December 31 (Unaudited)			Year ended December 31 (Unaudited)
		2004		2003	2004		2003

Turnover	- $m	6,482		3,811	21,209		16,075

Profit before interest and tax	- $m	(1,212)		51	(551)		623
Exceptional (gains) losses	- $m	377		(16)	563		(38)
Total operating profit (loss)	- $m	(835)		35	12		585
Production (a)	- kte	7,364		7,153	28,927		27,943
Petrochemicals Indicator Margin (b)	- $/te	166	(c)	109	140	(c)	112

_______________

(a)	Includes BP share of joint ventures, associated undertakings and other interests in production.

(b)

The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant in their quarterly market analyses, then weighted based on BP’s product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative of the margins achieved by BP in any particular period.

(c)	Provisional. The data for the fourth quarter is based on two months’ actual and one month of provisional data.

Turnover for the three months and year ended December 31, 2004 was $6.5 billion and $21.2 billion respectively, compared with $3.8 billion and $16.1 billion for the equivalent periods in 2003. The increase in turnover for the fourth quarter compared with the equivalent period in 2003 reflects principally higher prices. The increase in turnover for the year 2004 compared with the year 2003 was attributable principally to an increase of around $4.4 billion from higher prices, and an increase of $0.7 billion from higher volumes, primarily in Asia.

Profit before interest and tax for the three months and year ended December 31, 2004 was a loss of $1,212 million and a loss of $551 million respectively, compared with profits of $51 million and $623 million for the equivalent periods in 2003. The loss for the fourth quarter and year 2004 was after net exceptional charges before tax of $377 million and $563 million respectively, which were associated largely with the closure of two plants and exit from businesses in both periods, and in the year 2004, the sale of our Fabrics and Fibres business, the sale of our speciality Intermediates businesses and the exit of the Baglan Bay site in the UK. Profit for the fourth quarter and year 2003 included net exceptional gains before tax of $16 million and $38 million respectively.

Total operating profit for the three months and year ended December 31, 2004 was a loss of $835 million and a profit of $12 million respectively, including inventory holding gains of $59 million and $349 million respectively, and is after a charge of $1,110 million in the fourth quarter in respect of asset impairments, a charge of $39 million in the fourth quarter in respect of restructuring provisions; and a charge of $58 million in the year 2004 in respect of revisions to environmental and other provisions. Total operating profit for the three months and year ended December 31, 2003 was $35 million and $585 million respectively, including inventory holding gains of $10 million and $55 million respectively, and is after charges of $36 million in the year 2003 in relation to a provision to cover future rental payments on surplus property, charges of $20 million in the year 2003 in relation to revisions to environmental and other provisions and a credit of $5 million in the year 2003 resulting from a reduction in the provision for costs associated with closure of polypropylene capacity.

In addition to the factors above, operating profit for the three months ended December 31, 2004 compared with the equivalent period in 2003 reflects higher margins of approximately $370 million, offset partially by higher fixed costs and adverse foreign exchange impacts of approximately $140 million. Operating profit for the year ended December 31, 2004 compared with the equivalent period in 2003 reflects higher margins of approximately $660 million and higher sales volumes of approximately $190 million, offset partially by higher fixed costs, adverse foreign exchange impacts and portfolio change of approximately $560 million.

Production for the fourth quarter and the year was a record, at 7,364 thousand tonnes and 28,927 thousand tonnes respectively, an increase of 3% and 4% respectively. Improved production was due to higher asset utilization and increased Asian PTA capacity during the year, with additional High Density Polyethylene capacity in the fourth quarter from the acquisition of the BP Solvay ventures.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

PETROCHEMICALS (concluded)

During the quarter we have continued to implement plans to consolidate the Olefins and Derivatives businesses into a separate entity within the BP Group and have announced that Grangemouth and Lavéra refineries will be included in that entity. We have completed the acquisition of Solvay's interests in the BP Solvay High Density Polyethylene ventures and have reached agreement in principle with Nova Chemicals Corporation to combine our respective European Styrene Polymer interests in a joint venture. As part of restructuring efforts we also announced the closure of plants within our sites at Pasadena in Texas, and at Grangemouth and Hull in the UK.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

GAS, POWER AND RENEWABLES

		Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
		2004	2003	2004	2003
Turnover	- $m	23,468	16,701	83,320	65,639

Profit before interest and tax	- $m	427	144	982	576
Exceptional (gains) losses	- $m	(40)	10	(56)	6
Total operating profit	- $m	387	154	926	582

Turnover for the three months and year ended December 31, 2004 was $23.5 billion and $83.3 billion respectively, compared with $16.7 billion and $65.6 billion for the same periods in 2003. The increase for the quarter reflects a reduction of $0.2 billion due to lower volumes and an increase of $7.0 billion due to higher prices. The increase for the year reflects increases of $3.7 billion due to higher volumes and $14.0 billion due to higher prices.

Profit before interest and tax for the three months and year ended December 31, 2004 was $427 million and $982 million respectively, compared with $144 million and $576 million for the equivalent periods in 2003. Profit for the fourth quarter and year 2004 included net exceptional gains before tax of $40 million and $56 million respectively. Profit for the fourth quarter and year 2003 was after net exceptional charges before tax of $10 million and $6 million, respectively.

Total operating profit for the three months and year ended December 31, 2004 was $387 million and $926 million respectively, including inventory holding gains of $28 million and $39 million respectively. Total operating profit for the three months and year ended December 31, 2003 was $154 million and $582 million respectively, after inventory holding gains of $58 million and $6 million respectively.

In addition to the factors above, higher operating profit in the three months ended December 31, 2004 compared with the equivalent period in 2003 is due to a higher marketing and trading result of approximately $180 million and a higher contribution from the natural gas liquids and solar businesses of approximately $60 million. The principal additional factors contributing to the increase in operating profit in the year ended December 31, 2004 compared with the equivalent period in 2003 were a higher contribution from the natural gas liquids and solar businesses of approximately $350 million.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

		Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
		2004	2003	2004	2003
Turnover	- $m	156	137	546	515

Profit (loss) before interest and tax	- $m	(227)	465	314	(184)
Exceptional (gains) losses	- $m	26	(119)	(1,287)	(99)
Total operating profit (loss)	- $m	(201)	346	(973)	(283)

Other businesses and corporate comprises Finance, the Group’s coal asset (divested in October 2003), the Group’s aluminium asset, its investments in PetroChina and Sinopec (divested in January 2004), interest income and costs relating to corporate activities.

The result before interest and tax for the three months and year ended December 31, 2004 was a loss of $227 million and a profit of $314 million respectively, compared with a profit of $465 million and a loss of $184 million for the equivalent periods in 2003. The loss for the fourth quarter of 2004 was after net exceptional losses before tax of $26 million, and the profit for the fourth quarter of 2003 included net exceptional gains before tax of $119 million. The profit for the year 2004 included net exceptional gains before tax of $1,287 million, which were associated with the sale of our interest in PetroChina for $1.65 billion and our interest in Sinopec for $0.7 billion. The loss for the year 2003 included net exceptional gains before tax of $99 million.

Total operating loss for the three months ended December 31, 2004 was $201 million and is after a charge of $83 million in respect of the separation of the Olefins and Derivatives business and a credit of $66 million primarily resulting from the reversal of vacant space provisions in the UK and the US. Total operating loss for the year ended December 31, 2004 was $973 million and is after a charge of $225 million relating to new, and revisions to existing, environmental and other provisions, a charge of $102 million in respect of the separation of the Olefins and Derivatives business and a credit of $66 million primarily resulting from the reversal of vacant space provisions in the UK and the US.

The operating result for the three months and year ended December 31, 2003 was a profit of $346 million and loss of $283 million, respectively and is after charges of $81 million and $193 million, respectively, relating to new, and revisions to existing, environmental and other provisions, a credit of $648 million in the fourth quarter relating to a US medical plan and a charge of $74 million in the fourth quarter in respect of provisions for future rental payments on surplus leasehold properties.

OUTLOOK STATEMENT

World economic growth was sustained into the fourth quarter of 2004, completing a year of strong growth. The current outlook is for a moderation of global growth.

Oil prices averaged a record high $43.85 per barrel (Dated Brent) in the fourth quarter, more than $2 per barrel higher than in the third quarter. The price peaked at over $52 per barrel in the second half of October in face of the production disruptions caused by Hurricane Ivan. The Dated Brent price has averaged over $48 per barrel during 2005 to date. However, despite a counter seasonal rise in inventories, prices are expected to remain supported at historically high levels by robust demand growth and ongoing supply concerns.

US natural gas prices averaged a record $7.07/mmbtu (Henry Hub first of month index) in the fourth quarter, up by over $1/mmbtu versus the third quarter. Working gas inventories remain above year-earlier and 5-year average levels but the futures market continues to signal a supply-constrained market. Prices have averaged $6.5/mmbtu during 2005 to date. The 12-month futures strip (NYMEX Henry Hub) is trading currently (April 6, 2005) at just above $8/mmbtu, above imputed fuel oil parity.

Refining margins slipped 60c/bbl versus the third quarter to $5.60/bbl but were still the highest fourth quarter margins for at least 15 years. Margins moderated further in early 2005, particularly for sweet crude refiners, but for the first quarter as a whole were similar to levels in the second half of 2004. Retail margins began the fourth quarter under pressure but improved as crude prices retreated. However, margins weakened again during the first quarter of 2005 because of higher oil prices and competitive pressures.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

Our strategy is unchanged and our operations are on track with the plans laid out last year. We continue to focus on positioning the company for the future and on post tax cash flow, and shareholder distributions in the form of dividends and share buybacks. Capital expenditure, excluding acquisitions, for the year was $14.4 billion. 2005 capital expenditure is expected to be around $14 billion, in line with the guidance given with our third quarter results.

We aim to continue with our distribution policy of a growing dividend and using excess cash flow to fund share buybacks. Total distributions in 2004 were $13.7 billion, and the number of shares outstanding was reduced by 3%. BP’s financial condition is very healthy with gearing at 24%, at the bottom of the target range.

FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under ‘Group Results’, ‘Exploration and Production’ and ‘Outlook’, with regard to BP’s capital expenditure costs, demand, growth and other trend projections, future performance margins, prices, production, working capital and fulfillment of contract obligations are all forward-looking in nature. Forward-looking statements are also identified by such phrases as ‘will’, ‘expects’, ‘is expected to’, ‘should’, ‘may’, ‘is likely to’, ‘intends’, ‘plans’, ‘appears’ and ‘believes’. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; the timing of bringing new fields onstream; exchange rate fluctuations; operational problems; general economic conditions, including inflationary pressure, political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; successful partnering; the actions of competitors; the actions of competitors and third party suppliers of facilities and services; natural disasters and prolonged adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP’s business, is contained in BP’s Annual Report and Annual Accounts for 2003 and the Annual Report on Form 20-F for 2003 filed with the US Securities and Exchange Commission.

2004 DIVIDENDS

On February 8, 2005, BP p.l.c. announced a fourth quarterly dividend for 2004 of 8.50 cents per ordinary share of 25 cents (ordinary shares), representing $0.51 per American Depositary Share (ADS) amounting to $1,822 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares was February 18, 2004, and payment was made on March 14, 2004.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company). Participants in the dividend reinvestment facility included in the US Direct Access Plan received the dividend in the form of shares on March 14, 2004.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million, except per share amounts)

Turnover - Note 3	80,664	59,662	294,849	236,045
Less: joint ventures	3,054	1,798	9,790	3,474
Group turnover	77,610	57,864	285,059	232,571

Cost of sales	68,238	50,681	247,110	201,335
Production taxes - Note 4	647	421	2,149	1,723
Gross profit	8,725	6,762	35,800	29,513
Distribution and administration expenses	4,314	3,514	14,988	14,072
Exploration expense – Note 5	258	193	637	542
	4,153	3,055	20,175	14,899
Other income	246	310	675	786
Group operating profit	4,399	3,365	20,850	15,685
Share of profits of joint ventures	775	402	2,943	924
Share of profits of associated undertakings	176	92	634	514
Total operating profit	5,350	3,859	24,427	17,123
Profit (loss) on sale of fixed assets and businesses or termination of operations – Note 6	(273)	(15)	815	831
Profit before interest and tax	5,077	3,844	25,242	17,954
Interest expense – Note 7	189	160	642	644
Other finance expense – Note 8	126	152	357	547
Profit before taxation	4,762	3,532	24,243	16,763
Taxation – Note 9	2,152	1,157	8,282	6,111
Profit after taxation	2,610	2,375	15,961	10,652
Minority shareholders’ interest	76	41	230	170
Profit for the period (a)	2,534	2,334	15,731	10,482
Earnings per ordinary share – cents (a)
Basic	11.80	10.56	72.08	47.27
Diluted	11.61	10.32	70.79	46.83
Earnings per American Depositary Share – cents (a)
Basic	70.80	63.36	432.48	283.62
Diluted	69.66	61.92	424.74	280.98
Average number of outstanding ordinary shares (thousand)	21,607,872	22,103,542	21,820,535	22,170,741

_______________

(a)

A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 16.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31, 2004 (Unaudited)			December 31, 2003
			($ million)
Fixed assets
Intangible assets		12,076			13,642
Tangible assets		96,748			91,911
Investments		18,406			17,458
		127,230			123,011
Current assets
Inventories	15,698			11,617
Receivables	46,696			33,902
Investments	328			185
Cash at bank and in hand	1,156			1,947
	63,878			47,651

Current liabilities - falling due within one year
Finance debt	10,184			9,456
Accounts payable and accrued liabilities	54,341			41,128
	64,525			50,584

Net current assets (liabilities)		(647)			(2,933)
Total assets less current liabilities		126,583			120,078

Noncurrent liabilities
Finance debt	12,907			12,869
Accounts payable and accrued liabilities	4,505			6,030
Provisions for liabilities and charges
Deferred tax	15,050			14,371
Other	9,608			8,599
		42,070			41,869
Net assets excluding pension and other postretirement benefit balances		84,513			78,209
Defined benefit pension plan surplus	1,475			1,146
Defined benefit pension plan deficits	(5,863)			(5,005)
Other postretirement benefit plan deficits	(2,126)			(2,630)
		(6,514)			(6,489)
		77,999			71,720
Net assets
Minority shareholders’ interest – equity		1,343			1,125
BP shareholders’ interest (a) - Note 12		76,656			70,595

Represented by:
Capital shares
Preference		21			21
Ordinary		5,382			5,531
Paid-in surplus		6,366			4,480
Merger reserve		27,162			27,077
Retained earnings		37,763			33,453
Shares held by ESOP trusts		(82)			(96)
Other reserves		44			129
		76,656			70,595

_______________

(a)

A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 16.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Net cash inflow from operating activities	7,044	3,500	28,554	21,698
Dividends from joint ventures	662	51	1,908	131
Dividends from associated undertakings	94	120	291	417
Servicing of finance and returns on investments
Interest received	196	51	332	175
Interest paid	(223)	(190)	(694)	(1,006)
Dividends received	17	66	53	140
Dividends paid to minority shareholders	(8)	(3)	(33)	(20)
Net cash outflow from servicing of finance and returns on investments	(18)	(76)	(342)	(711)

Taxation
UK corporation tax	(438)	(329)	(1,447)	(1,185)
Overseas tax	(1,953)	(1,187)	(4,931)	(3,619)
Tax paid	(2,391)	(1,516)	(6,378)	(4,804)

Capital expenditure and financial investment
Payments for fixed assets	(4,079)	(3,683)	(13,035)	(12,377)
Proceeds from the sale of fixed assets	595	1,410	4,323	6,253
Net cash outflow for capital expenditure and financial investment	(3,484)	(2,273)	(8,712)	(6,124)

Acquisitions and disposals
Acquisitions, net of cash acquired	(1,489)	(33)	(1,503)	(211)
Proceeds from the sale of businesses	383	-	725	179
Net investment in TNK-BP joint venture	-	274	(1,250)	(2,351)
Net investment in other joint ventures	(84)	(162)	(272)	(178)
Investments in associated undertakings	(190)	(227)	(942)	(987)
Net cash (outflow) inflow for acquisitions and disposals	(1,380)	(148)	(3,242)	(3,548)
Equity dividends paid	(1,535)	(1,438)	(6,041)	(5,654)
Net cash inflow (outflow)	(1,008)	(1,780)	6,038	1,405

Financing	(593)	(2,354)	6,777	1,129
Management of liquid resources	74	(223)	132	(41)
Increase (decrease) in cash	(489)	797	(871)	317
	(1,008)	(1,780)	6,038	1,405

_______________

(a)	This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 16.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS - concluded

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Reconciliation of profit before interest and tax to net cash inflow from operating activities
Profit before interest and tax	5,077	3,844	25,242	17,954
Depreciation and amounts provided	4,383	3,093	12,583	10,940
Exploration expenditure written off	151	129	274	297
Net operating charge for pensions and other postretirement benefits, less contributions	(49)	(2,190)	(67)	(2,913)
Share of profits of joint ventures and associated undertakings	(948)	(494)	(3,574)	(1,438)
Interest and other income	(138)	(121)	(325)	(341)
(Profit) loss on sale of fixed assets and businesses	273	15	(815)	(831)
Charge for provisions	(1)	214	671	782
Utilization of provisions	(363)	(204)	(781)	(716)
(Increase) decrease in inventories	143	(362)	(3,595)	(841)
(Increase) decrease in debtors	(4,539)	375	(10,920)	(3,042)
Increase (decrease) in creditors	3,055	(799)	9,861	1,847
Net cash inflow from operating activities	7,044	3,500	28,554	21,698

Financing
Long-term borrowing	(900)	(1,666)	(2,675)	(4,322)
Repayments of long-term borrowing	921	776	2,204	3,560
Short-term borrowing	(2,730)	(1,738)	(3,335)	(4,706)
Repayments of short-term borrowing	174	278	3,375	4,708
	(2,535)	(2,350)	(431)	(760)

Issue of ordinary share capital for employee share schemes	(108)	(61)	(487)	(173)
Purchase of shares by ESOP trusts	1	57	147	63
Repurchase of ordinary share capital	2,049	-	7,548	1,999
Net cash outflow from financing	(593)	(2,354)	6,777	1,129

_______________

(a)	This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 16.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

The financial information for the years ended December 31, 2004 and 2003 included in this Report has been extracted from BP’s 2004 Annual Report and Accounts. These accounts were approved by a duly appointed and authorized committee of the Board of Directors at the Results Committee on February 7, 2005. The report of the auditors on those accounts was unqualified. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2003 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Note 2 - Restatement of comparative information

Comparative information for 2003 has been restated to reflect the changes described below.

(a) Transfer of Natural Gas Liquids activities

With effect from January 1, 2004 natural gas liquids (NGL) activities have been transferred from Exploration and Production to Gas, Power and Renewables.

(b) New accounting standard for pensions and other postretirement benefits

With effect from January 1, 2004 BP has adopted Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17). FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. This contrasts with Statement of Standard Accounting Practice No. 24 'Accounting for Pension Costs', which requires the cost of providing pensions to be recognized on a systematic and rational basis over the period during which the employer benefits from the employee's services. The difference between the amount charged in the income statement and the amount paid as contributions into the pension fund is shown as a prepayment or provision on the balance sheet.

(c) Accounting for Employee Share Ownership Plans

With effect from January 1, 2004 BP has adopted Urgent Issues Task Force Abstract No. 38 'Accounting for ESOP Trusts'. This abstract requires that BP shares held by the Group for the purposes of Employee Share Ownership Plans (ESOPs) are deducted from equity on the balance sheet. Such shares were previously classified as fixed asset investments.

Balance sheet at 31 December 2003	Restated	Reported
	($ million)
Fixed assets
Intangible assets	13,642	13,642
Tangible assets	91,911	91,911
Investments	17,458	17,554
	123,011	123,107
Current assets	47,651	54,465
Creditors – amounts falling due within one year	50,584	50,584
Net current assets (liabilities)	(2,933)	3,881
Total assets less current liabilities	120,078	126,988
Creditors – amounts falling due after more than one year	18,899	18,959
Provisions for liabilities and charges
Deferred taxation	14,371	15,273
Other provisions	8,599	15,693
Net assets excluding pension and other postretirement benefit balances	78,209	77,063
Defined benefit pension plan surplus	1,146	-
Defined benefit pension plan deficits	(5,005)	-
Other postretirement benefit plan deficits	(2,630)	-
Net assets	71,720	77,063
Minority shareholders’ interest	1,125	1,125
BP shareholders’ interest	70,595	75,938

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Income Statements	Three months ended December 31 2003 (Unaudited)		Year ended December 31 2003 (Unaudited)
	Restated	Reported	Restated	Reported
	($ million except per share amounts)
Exploration and Production	2,848	2,889	14,669	14,853
Refining and Marketing	336	290	2,270	2,079
Petrochemicals	51	61	623	661
Gas, Power and Renewables	144	125	576	472
Other businesses and corporate	465	(176)	(184)	(805)
Profit before interest and tax	3,844	3,189	17,954	17,260
Interest expense	160	227	644	851
Other finance expense	152	-	547	-
Profit before taxation	3,532	2,962	16,763	16,409
Taxation	1,157	949	6,111	5,972
Profit after taxation	2,375	2,013	10,652	10,437
Minority shareholders’ interest	41	41	170	170
Profit for the period	2,334	1,972	10,482	10,267
Distribution to shareholders	1,495	1,495	5,753	5,753
Profit per ordinary share – cents
Basic	10.56	8.93	47.27	46.30
Diluted	10.32	8.69	46.83	45.87

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)

Note 3 - Turnover
By business
Exploration and Production	9,875	7,450	34,914	30,753
Refining and Marketing	47,196	36,903	179,587	149,477
Petrochemicals	6,482	3,811	21,209	16,075
Gas, Power and Renewables	23,468	16,701	83,320	65,639
Other businesses and corporate	156	137	546	515
	87,177	65,002	319,576	262,459
Less: sales between businesses	9,567	7,138	34,517	29,888
Group excluding joint ventures	77,610	57,864	285,059	232,571
Share of sales of joint ventures	3,054	1,798	9,790	3,474
	80,664	59,662	294,849	236,045
By geographical area
Group excluding joint ventures
UK	24,656	14,117	81,155	54,971
Rest of Europe	15,173	12,288	54,422	50,582
USA	34,002	26,347	130,652	108,910
Rest of World	19,717	13,894	68,052	52,498
	93,548	66,646	334,281	266,961
Less: sales between areas	15,938	8,782	49,222	34,390
	77,610	57,864	285,059	232,571
Note 4 - Production taxes
UK petroleum revenue tax	112	44	335	300
Overseas production taxes	535	377	1,814	1,423
	647	421	2,149	1,723
Note 5 - Exploration expense
Exploration and Production
UK	17	1	26	17
Rest of Europe	10	5	25	37
USA	143	60	361	204
Rest of World	88	127	225	284
	258	193	637	542

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)

Note 6 - Analysis of exceptional items
Profit (loss) on sale of fixed assets and businesses or termination of operations
Exploration and Production	32	(49)	152	913
Refining and Marketing	58	(91)	(117)	(213)
Petrochemicals	(377)	16	(563)	38
Gas, Power and Renewables	40	(10)	56	(6)
Other businesses and corporate	(26)	119	1,287	99
Exceptional items before taxation	(273)	(15)	815	831
Taxation credit (charge)	130	84	261	(123)
Exceptional items after taxation	(143)	69	1,076	708

Note 7 - Interest expense
Group interest payable	188	172	644	700
Capitalized	(49)	(60)	(208)	(190)
	139	112	436	510
Joint ventures	37	36	158	89
Associated undertakings	13	12	48	45
	189	160	642	644

Note 8 - Other finance expense
Interest on pension and other postretirement benefit plan liabilities	519	460	2,012	1,840
Expected return on pension and other postretirement benefit plan assets	(501)	(375)	(1,983)	(1,500)
Interest net of expected return on plan assets	18	85	29	340
Unwinding of discount on provisions	50	42	196	173
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP	17	25	91	34
Change in discount rate for provisions	41	-	41	-
	126	152	357	547
Note 9 - Charge for taxation
Current	2,365	404	7,908	4,919
Deferred	(213)	753	374	1,192
	2,152	1,157	8,282	6,111
UK	387	356	1,699	1,431
Overseas	1,765	801	6,583	4,680
	2,152	1,157	8,282	6,111

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 10 - Business and geographical analysis

By business	Exploration and Production	Refining and Marketing	Petro-chemicals	Gas, Power and Renewables	Other businesses and corporate	Eliminations	Total
	($ million)
Three months ended December 31, 2004
Group turnover
- third parties	3,118	45,332	6,243	22,761	156	-	77,610
- sales between businesses	6,757	1,864	239	707	-	(9,567)	-
	9,875	47,196	6,482	23,468	156	(9,567)	77,610
Share of sales by joint ventures	2,636	173	-	73	-	-	2,882
Equity accounted income	881	31	31	8	-	-	951
Total operating profit (loss)	5,058	941	(835)	387	(201)	-	5,350
Exceptional items	32	58	(377)	40	(26)	-	(273)
Profit (loss) before interest and tax	5,090	999	(1,212)	427	(227)	-	5,077
Capital expenditure and acquisitions	2,621	1,301	1,710	330	116	-	6,078

Three months ended December 31, 2003
Group turnover
- third parties	2,137	35,781	3,615	16,194	137	-	57,864
- sales between businesses	5,313	1,122	196	507	-	(7,138)	-
	7,450	36,903	3,811	16,701	137	(7,138)	57,864
Share of sales by joint ventures	1,563	112	123	-	-	-	1,798
Equity accounted income	443	39	17	1	(6)	-	494
Total operating profit (loss)	2,897	427	35	154	346	-	3,859
Exceptional items	(49)	(91)	16	(10)	119	-	(15)
Profit (loss) before interest and tax	2,848	336	51	144	465	-	3,844
Capital expenditure and acquisitions	2,595	1,499	299	143	74	-	4,610

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 10 - Business and geographical analysis - continued

By geographical area	UK	Rest of Europe	USA	Rest of World	Eliminations	Total
	($ million)
Three months ended December 31, 2004
Group turnover - third parties	15,427	12,453	32,960	16,770	-	77,610
- sales between areas	9,229	2,720	1,042	2,947	(15,938)	-
	24,656	15,173	34,002	19,717	(15,938)	77,610
Share of sales by joint ventures	26	37	60	2,759	-	2,882
Equity accounted income	4	8	11	928	-	951
Total operating profit (loss)	996	116	1,707	2,531	-	5,350
Exceptional items	(234)	(42)	(60)	63	-	(273)
Profit (loss) before interest and tax	762	74	1,647	2,594	-	5,077
Capital expenditure and acquisitions	832	1,353	2,169	1,724	-	6,078

Three months ended December 31, 2003
Group turnover - third parties	10,283	10,352	25,741	11,488	-	57,864
- sales between areas	3,834	1,936	606	2,406	(8,782)	-
	14,117	12,288	26,347	13,894	(8,782)	57,864
Share of sales by joint ventures	58	65	33	1,642	-	1,798
Equity accounted income	(6)	8	23	469	-	494
Total operating profit (loss)	779	339	1,061	1,680	-	3,859
Exceptional items	25	(56)	(72)	88	-	(15)
Profit (loss) before interest and tax	804	283	989	1,768	-	3,844
Capital expenditure and acquisitions	523	637	1,985	1,465	-	4,610

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 10 - Business and geographical analysis - continued

By business	Exploration and Production	Refining and Marketing	Petro-chemicals	Gas, Power and Renewables	Other businesses and corporate	Eliminations	Total
	($ million)
Year ended December 31, 2004
Group turnover
- third parties	10,158	173,048	20,429	80,878	546	-	285,059
- sales between businesses	24,756	6,539	780	2,442	-	(34,517)	-
	34,914	179,587	21,209	83,320	546	(34,517)	285,059
Share of sales by joint ventures	8,734	594	-	462	-	-	9,790
Equity accounted income	3,183	164	215	15	-	-	3,577
Total operating profit (loss)	18,378	6,084	12	926	(973)	-	24,427
Exceptional items	152	(117)	(563)	56	1,287	-	815
Profit (loss) before interest and tax	18,530	5,967	(551)	982	314	-	25,242
Capital expenditure and acquisitions	11,193	3,014	2,289	538	215	-	17,249

Year ended December 31, 2003
Group turnover
- third parties	7,868	145,029	15,483	63,676	515	-	232,571
- sales between businesses	22,885	4,448	592	1,963	-	(29,888)	-
	30,753	149,477	16,075	65,639	515	(29,888)	232,571
Share of sales by joint ventures	2,587	453	434	-	-	-	3,474
Equity accounted income	1,186	164	73	(3)	18	-	1,438
Total operating profit (loss)	13,756	2,483	585	582	(283)	-	17,123
Exceptional items	913	(213)	38	(6)	99	-	831
Profit (loss) before interest and tax	14,669	2,270	623	576	(184)	-	17,954
Capital expenditure and acquisitions	15,370	3,080	775	441	346	-	20,012

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 10 - Business and geographical analysis - concluded

By geographical area	UK	Rest of Europe	USA	Rest of World	Eliminations	Total
	($ million)
Year ended December 31, 2004
Group turnover - third parties	52,671	47,494	127,049	57,845	-	285,059
- sales between areas	28,484	6,928	3,603	10,207	(49,222)	-
	81,155	54,422	130,652	68,052	(49,222)	285,059
Share of sales by joint ventures	155	296	212	9,127	-	9,790
Equity accounted income	6	27	99	3,445	-	3,577
Total operating profit (loss)	2,408	3,157	9,138	9,724	-	24,427
Exceptional items	(343)	(87)	(205)	1,450	-	815
Profit (loss) before interest and tax	2,065	3,070	8,933	11,174	-	25,242
Capital expenditure and acquisitions	1,832	2,105	6,301	7,011	-	17,249

Year ended December 31, 2003
Group turnover - third parties	39,696	41,910	106,741	44,224	-	232,571
- sales between areas	15,275	8,672	2,169	8,274	(34,390)	-
	54,971	50,582	108,910	52,498	(34,390)	232,571
Share of sales by joint ventures	144	290	177	2,863	-	3,474
Equity accounted income	(5)	12	105	1,326	-	1,438
Total operating profit (loss)	1,924	2,271	6,672	6,256	-	17,123
Exceptional items	717	(151)	(347)	612	-	831
Profit (loss) before interest and tax	2,641	2,120	6,325	6,868	-	17,954
Capital expenditure and acquisitions	1,556	1,277	6,291	10,888	-	20,012

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)

Note 11 - Analysis of changes in net debt
Opening balance
Finance debt	20,445	19,970	22,325	22,008
Less: Cash	1,576	1,091	1,947	1,520
Current asset investments	245	404	185	215
Opening net debt	18,624	18,475	20,193	20,273
Closing balance
Finance debt	23,091	22,325	23,091	22,325
Less: Cash	1,156	1,947	1,156	1,947
Current asset investments	328	185	328	185
Closing net debt	21,607	20,193	21,607	20,193
Decrease (increase) in net debt	(2,983)	(1,718)	(1,414)	80

Movement in cash/bank overdrafts	(489)	797	(871)	317
Increase (decrease) in current asset investments	74	(223)	132	(41)
Net cash (inflow) outflow from financing (excluding share capital)	(2,535)	(2,350)	(431)	(760)
Debt transferred to TNK-BP	-	-	-	93
Exchange of Exchangeable Bonds for Lukoil American Depositary Shares	-	-	-	420
Other movements	37	5	68	144
Debt acquired	-	(3)	-	(15)
Movement in net debt before exchange effects	(2,913)	(1,774)	(1,102)	158
Exchange adjustments	(70)	56	(312)	(78)
(Increase) decrease in net debt	(2,983)	(1,718)	(1,414)	80

Note 12 – Movement in BP shareholders’ interest	($ million)

Balance at December 31, 2003	75,938
Prior year adjustment – change in accounting policy (see Note 2)	(5,343)
As restated	70,595
Profit for the period	15,731
Distribution to shareholders	(6,371)
Currency translation differences (net of tax)	2,136
Actuarial gain (loss) on pension and other postretirement benefit plans (net of tax)	203
Unrealized gain on acquisition of further investment in equity-accounted investments	94
Issue of ordinary share capital for employee share schemes	487
Issue of ordinary share capital for TNK-BP	1,250
Net release of shares by ESOP trusts	21
Net movement in LTPP provision	58
Repurchase of ordinary share capital	(7,548)
Balance at December 31, 2004	76,656

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 13 - Earnings per share

The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders, i.e., profit for the period less preference dividends, related to the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

The calculation of diluted earnings per share is based on profit attributable to ordinary shareholders, adjusted for the unwinding of the discount on the deferred consideration for the acquisition of our interest in TNK-BP. The number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares, and for the ordinary shares issuable, in two further annual tranches, in respect of the TNK-BP joint venture. The first of the three tranches in respect of TNK-BP was issued during the third quarter of 2004. The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	(shares thousand)
Weighted average number of ordinary shares	21,607,872	22,103,542	21,820,535	22,170,741
Ordinary shares issuable under employee share schemes	116,326	65,900	74,775	71,651
Ordinary shares issuable as consideration for BP’s interest in the TNK-BP joint venture	263,743	519,031	415,016	186,980
	21,987,941	22,688,473	22,310,326	22,429,372

Note 14 - Share-based compensation

BP accounts for share options granted to employees using the intrinsic-value method. If the fair value of options granted in any particular year is estimated and this value amortized over the vesting period of the options, an indication of the cost of granting options to employees can be made. The fair value of each share option granted has been estimated using a Black-Scholes option pricing model.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, ‘Accounting for Stock-Based Compensation’, to share-based employee compensation.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Profit for the period applicable to ordinary shares, as reported	2,534	2,334	15,731	10,482
Deduct: Total stock-based employee compensation Expense determined under fair value based method for all awards, net of related tax effects	(22)	(9)	(79)	(79)
Pro forma net income	2,512	2,325	15,652	10,403
	(cents)
Earnings per share
Basic – as reported	11.80	10.56	72.08	47.27
Basic – pro forma	11.70	10.52	71.72	46.91

Diluted – as reported	11.61	10.32	70.79	46.83
Diluted – pro forma	11.50	10.28	70.43	46.48

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 15 - Pension and other postretirement benefits

	Three months ended December 31, 2004
	UK	US	Other	Total
	($ million)
Current service cost	92	70	36	198
Past service cost	5	(4)	31	32
Settlement, curtailment and special termination benefits	16	-	10	26
Payments to defined contribution plans	-	46	2	48
Total operating charge	113	112	79	304
Expected return on plan assets	(343)	(136)	(22)	(501)
Interest on plan liabilities	249	177	93	519
Other finance (income) expense	(94)	41	71	18

	Three months ended December 31, 2003
	UK	US	Other	Total
	($ million)
Current service cost	72	58	29	159
Past service cost	-	7	-	7
Settlement, curtailment and special termination benefits	-	(656)	21	(635)
Payments to defined contribution plans	-	33	9	42
Total operating charge	72	(558)	59	(427)
Expected return on plan assets	(263)	(90)	(22)	(375)
Interest on plan liabilities	212	173	75	460
Other finance (income) expense	(51)	83	53	85

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 15 - Pension and other postretirement benefits - concluded

	Year ended December 31, 2004
	UK	US	Other	Total
	($ million)
Current service cost	363	276	118	757
Past service cost	5	(4)	38	39
Settlement, curtailment and special termination benefits	37	-	27	64
Payments to defined contribution plans	-	150	12	162
Total operating charge	405	422	195	1,022
Expected return on plan assets	(1,351)	(528)	(104)	(1,983)
Interest on plan liabilities	981	685	346	2,012
Other finance (income) expense	(370)	157	242	29

	Year ended December 31, 2003
	UK	US	Other	Total
	($ million)
Current service cost	290	231	116	637
Past service cost	-	28	-	28
Settlement, curtailment and special termination benefits	-	(680)	87	(593)
Payments to defined contribution plans	-	134	36	170
Total operating charge	290	(287)	239	242
Expected return on plan assets	(1,053)	(353)	(94)	(1,500)
Interest on plan liabilities	848	691	301	1,840
Other finance (income) expense	(205)	338	207	340

In May 2004, the FASB issued Staff Position No. 106-2 ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003’ (FSP 106-2). The provisions of the Act provide for a federal subsidy for plans that provide prescription drug benefits to Medicare-eligible retired employees and meet certain qualifications. Alternatively, the Act allows prescription drug plan sponsors to co-ordinate with the Medicare benefit.

BP’s postretirement medical plans provide prescription drug coverage for Medicare-eligible retired employees. The effects of the Act will be incorporated in the next regularly scheduled remeasurement of the plans assets and obligations at December 31, 2004. While the Company continues to evaluate the impact of the Act on its benefit plan design and accounting, it is currently estimated that the Act will result in a decrease of approximately $550 million in the plans postretirement benefit obligations. For the Group's UK GAAP reporting, this decrease will be recognized as an experience gain arising on the plan liabilities that will be included in the statement of total recognized gains and losses for 2004. For the Group's US GAAP reporting, the decrease will be amortized over the average remaining service period of active plan participants.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles

The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

(i)	Group consolidation

Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right, the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to undivided interests in pipelines from production facilities to terminals for shipping or onward transmission (such as the Trans Alaska Pipeline System and UK Central Area Transmission System) and oil and natural gas exploration and production activities where the Group has a direct interest in the field or a contractual right to a share of production. The operations of the pipeline or field may be undertaken by one participant on behalf of all other participants or by a company created specifically for this purpose. In either case contractual arrangements specify the allocation of costs between participants. US GAAP permits such arrangements to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

Joint ventures and associated undertakings are accounted for by the equity method. UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, interest expense and taxation of joint ventures and associated undertakings. In addition the Group’s share of turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, interest expense and taxation) are included in the income statement as a single line item.

UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

The following summarizes the reclassifications for joint ventures and associated undertakings necessary to accord with US GAAP.

	Three months ended December 31, 2004 (Unaudited)
Increase (decrease) in caption heading	As Reported	Reclassification	US GAAP Presentation
	($ million)
Consolidated statement of income
Other income	246	479	725
Share of profits of JVs and associated undertakings	951	(951)	-
Exceptional items before taxation	(273)	-	(273)
Interest expense	189	(50)	139
Taxation	2,152	(422)	1,730
Profit for the period	2,534	-	2,534

	Three months ended December 31, 2003 (Unaudited)
Increase (decrease) in caption heading	As Reported	Reclassification	US GAAP Presentation
	($ million)
Consolidated statement of income
Other income	310	315	625
Share of profits of JVs and associated undertakings	494	(494)	-
Exceptional items before taxation	(15)	-	(15)
Interest expense	160	(48)	112
Taxation	1,157	(131)	1,026
Profit for the period	2,334	-	2,334

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(i)	Group consolidation - concluded

	Year ended December 31, 2004 (Unaudited)
Increase (decrease) in caption heading	As Reported	Reclassification	US GAAP Presentation
	($ million)
Consolidated statement of income
Other income	675	2,200	2,875
Share of profits of JVs and associated undertakings	3,577	(3,577)	-
Exceptional items before taxation	815	-	815
Interest expense	642	(206)	436
Taxation	8,282	(1,171)	7,111
Profit for the period	15,731	-	15,731

	Year ended December 31, 2003 (Unaudited)
Increase (decrease) in caption heading	As Reported	Reclassification	US GAAP Presentation
	($ million)
Consolidated statement of income
Other income	786	1,080	1,866
Share of profits of JVs and associated undertakings	1,438	(1,438)	-
Exceptional items before taxation	831	-	831
Interest expense	644	(134)	510
Taxation	6,111	(224)	5,887
Profit for the period	10,482	-	10,482

(ii)	Exceptional items

Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of fixed assets and businesses or termination of operations and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

(iii)	Deferred taxation/business combinations

US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Cost of sales	1,570	619	2,048	1,550
Taxation	(908)	(417)	(1,457)	(1,381)
Profit for the period	(662)	(202)	(591)	(169)

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(iii)	Deferred taxation/business combinations - concluded

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Tangible assets	4,052	6,084
Deferred taxation	5,585	7,022
BP shareholders’ interest	(1,533)	(938)

(iv)	Provisions

UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. The provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using real discount rates. Unwinding of the discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities.

US GAAP requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. Unwinding of the discount is included in operating profit for the period.

The provisions for decommissioning under SFAS 143 are set up on a similar basis to UK GAAP except that estimated future cash outflows are discounted using a credit-adjusted risk-free rate rather than a real discount rate.

The cumulative effect of adopting SFAS 143 at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $1,002 million. The effect of adoption also included an increase in total assets, as adjusted to accord with US GAAP, of $687 million and a reduction in total liabilities, as adjusted to accord with US GAAP, of $315 million. The effect of adoption on the year ended December 31, 2003 was to decrease profit for the period by $44 million before cumulative effect of accounting changes as adjusted to accord with US GAAP.

Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

In addition, use of different oil and natural gas reserve volumes (see (v)) results in different field lives and hence different decommissioning provisions under UK and US GAAP.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Cost of sales	50	59	341	188
Interest expense	(50)	(42)	(196)	(173)
Taxation	38	(13)	(5)	(64)
Profit for the period before cumulative effect of accounting change	(38)	(4)	(140)	49
Cumulative effect of accounting change, net of taxation	-	-	-	1,002
Profit for the period	(38)	(4)	(140)	1,051

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(iii)	Provisions - concluded

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Tangible assets	(1,667)	(835)
Provisions	(1,454)	(636)
Deferred taxation	(76)	(71)
BP shareholders’ interest	(137)	(128)

The following data summarizes the movements in the asset retirement obligation, as adjusted to accord with US GAAP, for the years ended December 31, 2004 and 2003.

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
At January 1,	3,872	3,474
Exchange adjustments	175	219
New provisions	(174)	855
Unwinding of discount	208	187
Utilized/deleted	(183)	(863)
At December 31,	3,898	3,872

(v)	Oil and natural gas reserve differences

The US Securities and Exchange Commission (SEC) rules for estimating reserves are different in certain respects from the UK Statement of Recommended Practice ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ (SORP); in particular, the SEC requires the use of year-end prices, whereas under the SORP the Group uses long-term planning prices. Any consequent difference in reserve volumes results in different charges for depreciation, depletion and amortization between IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Cost of sales	(48)	-	(48)	-
Taxation	18	-	18	-
Profit for the period	30	-	30	-

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Tangible assets	48	-
Deferred taxation	18	-
BP shareholders’ interest	30	-

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(vi)	Revisions to fair market values

UK GAAP permits assets and liabilities acquired in a business combination to be revised during the year following that in which the acquisition was made. Under US GAAP, subsequent to determining acquisition date fair values, such adjustments are not permitted.

In 2003, a revision to the previously reported fair values of the net assets relating to the acquisition of Veba in 2002 is reflected as a credit to income under US GAAP.

The adjustments to profit for the period to accord with US GAAP are summarized below. The consequential Balance Sheet adjustments are reflected in (iii) Deferred taxation/Business combinations and (viii) Goodwill and intangible assets.

Increase (decrease) in caption heading	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Cost of sales	-	(330)	-	(330)
Taxation	-	41	-	41
Profit for the period	-	289	-	289

(vii)	Sale and leaseback

The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for UK GAAP whereas for US GAAP it was treated as a financing transaction. The remaining interest in this building was sold in January 2003.

Provisions were recognized under UK GAAP in 1999 and 2002 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision was reversed for US GAAP. Following the disposal of the building a provision has now been recognized for US GAAP.

Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit is being amortized over the term of the operating lease.

The adjustments to profit for the period and BP shareholders’ interest to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Cost of sales	18	29	10	(106)
Taxation	(6)	(9)	(4)	37
Profit for the period	(12)	(20)	(6)	69

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Other accounts payable and accrued liabilities	21	24
Provisions	45	32
Deferred taxation	(23)	(19)
BP shareholders’ interest	(43)	(37)

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(viii)	Goodwill and intangible assets

There are two main differences in the basis for determining goodwill between UK and US GAAP which result in the amount of goodwill for US GAAP reporting differing from the amount recognized under UK GAAP.

Goodwill represents the difference between the consideration paid in an acquisition and the fair value of the assets and liabilities acquired. Where shares are issued in connection with an acquisition UK GAAP requires that the shares issued be valued at the time the public offer becomes unconditional. For US GAAP, the consideration is determined at the date the offer is made.

US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of the assets acquired and liabilities assumed in an acquisition, whereas under UK GAAP no such deferred tax liability or asset or liability is recognized. Under US GAAP, the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

During the fourth quarter of 2004 the Group completed a goodwill impairment review using the two-step process prescribed in SFAS 142. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review. For the purposes of this impairment review the reporting unit is one level below an operating segment.

Under US GAAP, goodwill and indefinite lived intangible assets are not amortized, rather such assets are subject to periodic impairment testing. Amortization of goodwill charged to income under UK GAAP is reversed for US GAAP. The Group does not have any other intangible assets with indefinite lives.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Cost of sales	(353)	(349)	(1,429)	(1,376)
Profit for the period	353	349	1,429	1,376

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Intangible assets	3,200	1,669
BP shareholders’ interest	3,200	1,669

In accordance with Group accounting practice, exploration licence acquisition costs are capitalized initially as an intangible fixed asset and are amortized over the estimated period of exploration. Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to tangible production assets. Where exploration is unsuccessful, the unamortized cost is charged against income. At December 31, 2004 and December 31, 2003, exploration licence acquisition costs included in the Group’s tangible fixed assets and intangible fixed assets, net of accumulated amortization, were as follows.

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Exploration licence acquisition cost included in fixed assets (net of accumulated amortization)
Tangible fixed assets	1,100	1,300
Intangible fixed assets	595	600

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(viii)	Goodwill and intangible assets - concluded

Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the years ended December 31, 2004 and 2003 are shown below.

	Exploration expenditure	Goodwill	Gain on Asset Exchange (see (x))	Additional Minimum Pension Liability (see (xi))	Other intangibles	Total
	(Unaudited)
	($ million)
Net book amount
At January 1, 2003	4,944	10,354	167	150	184	15,799
Amortization expense	(297)	-	(19)	-	(51)	(367)
Other movements	(411)	484	-	(107)	104	70
At January 1, 2004	4,236	10,838	148	43	237	15,502
Amortization expense	(274)	-	(14)	-	(72)	(360)
Other movements	(201)	117	-	-	278	194
At December 31, 2004	3,761	10,955	134	43	443	15,336

Amortization expense relating to other intangibles is expected to be in the range $50-$75 million in each of the succeeding five years.

(ix)	Derivative financial instruments and hedging activities

US GAAP requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent that certain criteria are met, hedge accounting is permitted but not required.

In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period for both UK and US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under US GAAP. Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for certain of these contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. Under SFAS 133, these contracts are marked-to-market.

In October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus with regards to EITF Issue No. 02-3, ‘Issues Involved in Accounting for Contracts Under EITF Issue No. 98-10 ‘Accounting for Contracts Involved in Energy Trading and Risk Management Activities’’ (EITF 02-3). This consensus, which rescinded EITF Issue No. 98-10 ‘Accounting for Contracts Involved in Energy Trading and Risk Management Activities’ (EITF 98-10), requires all energy-related, non-derivative contracts (such as transportation, storage, tolling, and requirements contracts that do not meet the definition of a derivative) to be accounted for as executory contracts on an accrual basis. Under EITF 98-10, such contracts were accounted for at fair value.

The consensus is applicable for all contracts executed after October 25, 2002. Application of the consensus to contracts existing prior to October 26, 2002 is required to be accounted for as a cumulative effect of a change in accounting principle effective for periods beginning after December 15, 2002.

For BP's reporting under UK GAAP, energy-related non-derivative contracts associated with trading activities are marked to market with gains and losses recognized in the income statement.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(ix)	Derivative financial instruments and hedging activities - continued

The cumulative effect of adopting the consensus at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $50 million.

EITF 02-3 also requires trading inventories to be accounted for at historical cost. The Group marks trading inventories to market at the balance sheet date. As such, a UK/US GAAP difference arises which impacts both profit for the year and BP shareholders’ interest due to the difference in inventory valuations.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Cost of sales	108	391	231	(27)
Taxation	(48)	(130)	(56)	15
Profit for the period before cumulative effect of accounting change	(60)	(261)	(175)	12
Cumulative effect of accounting change, net of taxation	-	-	-	50
Profit for the period	(60)	(261)	(175)	62

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Inventories	100	(150)
Accounts payable and accrued liabilities	423	(58)
Deferred taxation	(73)	(20)
BP shareholders’ interest	(250)	(72)

(x)	Gain arising on asset exchange

For UK GAAP the transaction with Solvay in 2001, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition which gave rise to a gain on disposal. For US GAAP reporting, the gain is being recognized over 10 years.

In November 2004, the Group acquired Solvay’s interests in BP Polyethylene Europe and BP Solvay Polyethylene North America.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Cost of sales	86	8	105	25
Taxation	(30)	(2)	(37)	(8)
Profit for the period	(56)	(6)	(68)	(17)

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(x)	Gain arising on asset exchange - concluded

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Intangible assets	46	148
Accounts payable and accrued liabilities	(48)	(51)
Deferred taxation	33	70
BP shareholders’ interest	61	129

(xi)	Pensions and other postretirement benefits

With effect from January 1, 2004 BP adopted Financial Reporting Standard No. 17 ‘Retirement Benefits’ (FRS 17). Under FRS 17, net surpluses and deficits of funded schemes for pensions and other post-retirement benefits are included in the group balance sheet at their fair values and all movements are reflected in the income statement, except for actuarial gains and losses which are reflected in the Statement of Total Recognized Gains and Losses. This contrasts with Statement of Financial Accounting Standards No. 87 ‘Employers’ Accounting for Pensions’ (SFAS87) under which actuarial gains and losses are not recognized as they occur but are recognized systematically and gradually over subsequent periods. Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Cost of sales	165	694	474	733
Other finance expense	(162)	(143)	(173)	(398)
Taxation	(176)	(189)	(254)	(120)
Profit for the period	173	(362)	(47)	(215)

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Intangible assets	39	43
Other receivables falling due after more than one year	6,413	6,814
Provisions for liabilities and charges – other	8,349	6,878
Non-current liabilities – accounts payable and accrued liabilities	1,431	478
Defined benefit pension plans surplus	(1,475)	(1,021)
Defined benefit pension plans deficits	(5,863)	(4,880)
Other post-retirement benefit plan deficit	(2,126)	(2,630)
Deferred taxation	(1,822)	744
BP shareholders’ interest	5,008	5,246

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(xii)	Impairments

Under UK GAAP, in determining the amount of any impairment loss, the carrying value of fixed assets and goodwill is compared with the discounted value of the future cash flows. Under US GAAP an initial step is required whereby the carrying value is compared with the undiscounted future cash flows, and only if the carrying value is less than the undiscounted cash flows is an impairment loss recognized.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Cost of sales	(986)	-	(986)	-
Taxation	309	-	309	-
Profit for the period	677	-	677	-

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Tangible assets	986	-
Deferred taxation	309	-
BP shareholders’ interest	677	-

(xiii)	Provisions for severance and operating costs

The recognition criteria for costs associated with severance and restructuring provisions are similar under UK and US GAAP. However, in the following situations a provision under UK GAAP does not qualify as a provision under US GAAP: (i) future operating losses are recognized when they occur; and (ii) where employees are required to render service beyond a minimum retention period, the termination benefit associated with those employees is recognized over the future period.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Cost of sales	(87)	-	(87)	-
Taxation	27	-	27	-
Profit for the period	60	-	60	-

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Provisions	(87)	-
Deferred taxation	27	-
BP shareholders’ interest	60	-

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(xiv)	Equity-accounted investments

Under UK GAAP the Group’s accounting policies are applied in arriving at the amounts to be included in the financial statements in relation to equity-accounted investments. The major difference between UK and US GAAP in this respect relates to deferred tax which is provided on the basis of timing differences under UK GAAP. US GAAP requires provision for deferred tax to be made for temporary differences between carrying values and the related tax base.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Taxation	(226)	-	(226)	-
Profit for the period	226	-	226	-

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Deferred taxation	(226)	-
BP shareholders’ interest	226	-

(xv)	Dividends

Under UK GAAP, dividends are recorded in the period in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

The adjustment to BP shareholders’ interest to accord with US GAAP is shown below.

Increase (decrease) in caption heading	At December 31, 2004	At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Other accounts payable and accrued liabilities	(1,822)	(1,495)
BP shareholders’ interest	1,822	1,495

(xvi)	Investments

Under UK GAAP certain of the Group's equity investments are reported as either fixed asset or current asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

In February 2003, BP called its $420 Exchangeable Bonds which were exchangeable for Lukoil American Depositary Shares (ADSs). Bondholders converted to ADSs before the redemption date. For the Year ended December 31, 2003, gains of $99 million were reclassified from comprehensive income to net income.

The Group sold its investments in Petrochina and Sinopec in January and February 2004, respectively, resulting in a gain on disposal of $1,314 million. For the Year ended December 31, 2004 gains of $1,165 million were reclassified from comprehensive income to net income.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

(xvi)	Investments - concluded

The adjustments to accumulated other comprehensive income (BP shareholders’ interest) to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	At December 31, 2004	At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Fixed assets – Investments	344	1,924
Deferred taxation	117	673
BP shareholders’ interest	227	1,251

(xvii)	Consolidation of variable interest entities

In January 2003, the FASB issued FASB Interpretation No. 46 ‘Consolidation of Variable Interest Entities’ (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns.

The Group currently has several ships under construction which are accounted for under UK GAAP as operating leases. Under Interpretation 46 certain of the arrangements represent variable interest entities that would be consolidated by the Group. The maximum exposure to loss as a result of the Group’s involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

The adoption of Interpretation 46 did not have a significant effect on profit, as adjusted to accord with US GAAP. The adjustments to BP shareholders’ interest to accord with US GAAP are summarized below.

At December 31, 2004		At December 31, 2003
(Unaudited)		(Unaudited)
	($ million)
Tangible assets	507	217
Accounts payable and accrued liabilities	(507)	(217)
BP shareholders’ interest	-	-

(xviii)	Balance Sheet

Under US GAAP other receivables due after one year of $2,301 million at December 31, 2004 ($2,518 million at December 31, 2003), included within current assets, would have been classified as noncurrent assets. Borrowing under US Industrial Revenue/Municipal Bonds of $2,487 million ($2,503 million at December 31, 2003) included within current liabilities – falling due within one year would, under US GAAP, have been classified as noncurrent liabilities. The provision for deferred taxation is primarily in respect of noncurrent items.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

The following is a summary of the adjustments to profit for the period and to BP shareholders' interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).

Profit for the period	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Profit as reported in the consolidated statement of income	2,534	2,334	15,731	10,482

Adjustments:
Deferred taxation/business combinations (iii)	(662)	(202)	(591)	(169)
Provisions (iv)	(38)	(4)	(140)	49
Oil and natural gas reserve differences (v)	30	-	30	-
Revisions to fair market values (vi)	-	289	-	289
Sale and leaseback (vii)	(12)	(20)	(6)	69
Goodwill and intangible assets(viii)	353	349	1,429	1,376
Derivative financial instruments (ix)	(60)	(261)	(175)	12
Gain arising on asset exchange (x)	(56)	(6)	(68)	(17)
Pensions and other postretirement benefits (xi)	173	(362)	(47)	(215)
Impairments (xii)	677	-	677	-
Provisions for severance and operating costs (xiii)	60	-	60	-
Equity accounted investments (xiv)	226	-	226	-
Other	(53)	2	(43)	13

Profit for the period as adjusted to accord with US GAAP before cumulative effect of accounting changes	3,172	2,119	17,083	11,889
Cumulative effect of accounting changes:
Provisions	-	-	-	1,002
Derivative financial instruments	-	-	-	50
Profit for the period as adjusted to accord with US GAAP	3,172	2,119	17,083	12,941

Dividend requirements on preference shares	1	1	2	2
Profit for the period applicable to ordinary shares as adjusted to accord with US GAAP:	3,171	2,118	17,081	12,939
Per ordinary share – cents
Basic – before cumulative effect of accounting changes	14.74	9.60	78.28	53.62
Cumulative effect of accounting changes	-	-	-	4.74
	14.74	9.60	78.28	58.36
Diluted – before cumulative effect of accounting changes	14.48	9.33	76.85	53.10
Cumulative effect of accounting changes	-	-	-	4.69
	14.48	9.33	76.85	57.79
Per American Depositary Share – cents (b)
Basic - before cumulative effect of accounting changes	88.44	57.60	469.68	321.72
Cumulative effect of accounting changes	-	-	-	28.44
	88.44	57.60	469.68	350.16
Diluted – before cumulative effect of accounting changes	86.88	55.98	461.10	318.60
Cumulative effect of accounting changes	-	-	-	28.14
	86.88	55.98	461.10	346.74

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

BP shareholders’ interest	December 31, 2004 (Unaudited)	December 31, 2003 (Unaudited)
	($ million)
BP shareholders’ interest as reported in the consolidated balance sheet	76,656	70,595

Adjustments:
Deferred taxation/business combinations (iii)	(1,533)	(938)
Provisions (iv)	(137)	(128)
Oil and natural gas reserve differences (v)	30	-
Sale and leaseback (vii)	(43)	(37)
Goodwill and intangible assets (viii)	3,200	1,669
Derivative financial instruments (ix)	(250)	(72)
Gain arising on asset exchange (x)	61	129
Pensions and other postretirement benefits (xi)	5,008	5,246
Impairments (xii)	677	-
Provisions for severance and operating costs (xiii)	60	-
Equity accounted investments (xiv)	226	-
Dividends (xv)	1,822	1,495
Investments (xvi)	227	1,251
Consolidation of variable interest entities (xvii)	-	-
Other	-	(43)

BP shareholders’ interest as adjusted to accord with US GAAP	86,004	79,167

_______________

(a)

The profit as reported under UK GAAP for the three months and year ended December 31, 2003, and BP shareholders’ interest at December 31, 2003, have been restated to reflect the adoption of FRS 17 and UITF 38. Consequently certain of the adjustments in the UK/US GAAP reconciliation have also been restated. Profit for the period and BP shareholders’ interest, as adjusted to accord with US GAAP, are unaffected by the adoption of FRS 17 and UITF 38.

(b)	One American Depositary Share is equivalent to six ordinary shares.

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Profit for the period as adjusted to accord with US GAAP	3,172	2,119	17,083	11,889
Currency translation differences	2,288	2,118	2,136	3,841
Investments
Unrealized gains	105	772	141	1,316
Unrealized losses	(2)	-	-	-
Less: reclassification adjustment for gains included in net income	-	-	(1,165)	(99)
Additional minimum pension liability	(628)	1,887	(628)	1,887
Comprehensive income	4,935	6,896	17,567	18,834

Accumulated other comprehensive income at December 31, 2004 comprised currency translation gains of $4,600 million ($2,464 million at December 31, 2003), pension liability adjustments of $905 million ($277 million at December 31, 2003) and net unrealized gains on investments of $227 million ($1,251 million gain at December 31, 2003).

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

Consolidated statement of cash flows

The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

Under FRS 1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings; (iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

Cash flows under FRS 1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS 1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS 95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS 1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Operating activities
Profit after taxation	2,610	2,375	15,961	10,652
Adjustments to reconcile profits after tax to net cash provided by operating activities
Depreciation and amounts provided	4,383	3,093	12,583	10,940
Exploration expenditure written off	151	129	274	297
Net charge for pensions and other postretirement benefits, less contributions	(32)	(2,105)	(39)	(2,573)
Share of profits of joint ventures and associated undertakings less dividends received	280	(217)	2	(532)
(Profit) loss on sale of businesses and fixed assets	273	15	(815)	(831)
Working capital movement (a)	(1,729)	(2,006)	(4,073)	(2,270)
Deferred taxation	(380)	753	200	1,192
Other	(108)	105	181	66
Net cash provided by operating activities	5,448	2,142	24,274	16,941

Investing activities
Capital expenditures	(4,128)	(3,743)	(13,243)	(12,567)
Acquisitions, net of cash acquired	(1,489)	(33)	(1,503)	(211)
Acquisition of investment in TNK-BP joint venture	-	274	(1,250)	(2,351)
Investment in associated undertakings	(190)	(227)	(942)	(987)
Net investment in joint ventures	(84)	(162)	(272)	(178)
Proceeds from disposal of assets	978	1,410	5,048	6,432
Net cash used in investing activities	(4,913)	(2,481)	(12,162)	(9,862)

Financing activities
Proceeds from shares issued (repurchased)	(1,942)	4	(7,208)	(1,889)
Proceeds from long-term financing	900	1,666	2,675	4,322
Repayments of long-term financing	(921)	(776)	(2,204)	(3,560)
Net increase (decrease) in short-term debt	2,556	1,460	(40)	(2)
Dividends paid - BP shareholders	(1,535)	(1,438)	(6,041)	(5,654)
- Minority shareholders	(8)	(3)	(33)	(20)
Net cash used in financing activities	(950)	913	(12,851)	(6,803)
Currency translation differences relating to cash and cash equivalents	78	63	91	121
Increase (decrease) in cash and cash equivalents	(337)	637	(648)	397
Cash and cash equivalents at beginning of period	1,821	1,495	2,132	1,735
Cash and cash equivalents at end of period	1,484	2,132	1,484	2,132

(a) Working capital:
Inventories (increase) decrease	143	(362)	(3,595)	(841)
Receivables (increase) decrease	(4,396)	439	(10,770)	(3,025)
Current liabilities – excluding finance debt increase (decrease)	2,524	(2,083)	10,292	1,596
	(1,729)	(2,006)	(4,073)	(2,270)

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

Impact of new US accounting standards

Other post-retirement benefits: In May 2004, the FASB issued Staff Position No. 106-2 ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003’ (the Medicare Act). The provisions of the Medicare Act provide for a federal subsidy for plans that provide prescription drug benefits and meet certain qualifications, and alternatively would allow prescription drug plan sponsors to co-ordinate with the Medicare benefit. The Company reflected the impact of the legislation by reducing its actuarially determined obligation for post-retirement benefits at December 31, 2004 and will reduce the net cost for post-retirement benefits in subsequent periods. The $577 million reduction in liability was reflected as an actuarial gain (assumption change).

Inventory: In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ‘Inventory Costs an amendment of ARB No. 43, Chapter 4’ (SFAS 151). SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight and re-handling costs, be recognized as current-period charges. SFAS 151 also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for accounting periods beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a significant effect on profit, as adjusted to accord with US GAAP, or BP shareholders’ interest as adjusted to accord with US GAAP.

Discontinued operations: In November 2004, the EITF reached a consensus on Issue No. 03-13 ‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations’ (EITF 03-13). Under EITF 03-13, a disposed component of an enterprise is classified as a discontinued operation only where the ongoing entity has no continuing direct cash flows and does not retain an interest, contract or other arrangement sufficient to enable the entity to exert significant influence over the disposed component’s operating and financial policies after disposal. EITF 03-13 is effective for a component of an enterprise that is either disposed of or classified as held for sale in accounting periods beginning after December 15, 2004.

Revenue: In November 2004, the EITF began discussion of Issue No. 04-13 ‘Accounting for Purchases and Sales of Inventory with the Same Counterparty’ (EITF 04-13). EITF 04-13 addresses accounting issues that arise when a company both sells inventory to and buys inventory from another entity in the same line of business. The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw material, work-in-process or finished goods. At issue is whether the revenue, inventory cost and cost of sales should be recorded at fair value or whether the transactions should be classified as nonmonetary transactions. The EITF, which did not reach a consensus on the issue, requested the FASB staff to further explore the alternative views.

Practice within the oil and natural gas industry varies for buy/sell arrangements with common counter parties and physical exchanges. The Group accounts for buy/sell arrangements and physical exchanges on a net basis.

Nonmonetary asset exchanges: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 ‘Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29’ (SFAS 153). SFAS 153 eliminates the Accounting Principles Board Opinion No. 29 exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in accounting periods beginning after June 15, 2005.

Share options: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) ‘Share-Based Payment’ (SFAS 123R). SFAS 123R, which is a revision of Statement of Financial Accounting Standards No. 123 ‘Accounting for Stock-Based Compensation’ (SFAS 123), supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’. Under SFAS 123R, share-based payments to employees and others are required to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer a permitted alternative. SFAS 123R must be adopted no later than July 1, 2005.

The Company currently accounts for share-based employee compensation based on the intrinsic value method and, as such, generally recognizes no compensation cost for employee share options. Disclosure of the pro forma effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to share-based employee compensation in prior years is included in Note 14.

Effective January 1, 2005, as part of the adoption of IFRS, the Group adopted International Financial Reporting Standard 2 ‘Share-based Payment’ (IFRS 2). IFRS 2 requires the recognition of expense when goods or services are received from employees or others in consideration for equity instruments or amounts that are based on the value of an entity's equity instruments. The recognition and measurement provisions of IFRS 2 are similar to those of SFAS 123R.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

Impact of new US accounting standards – continued

In adopting IFRS 2, the Company elected to restate prior years to recognize the expense associated with equity-settled share-based payment transactions that were not fully vested as January 1, 2003 and the liability associated with cash-settled share-based payment transactions as of January 1, 2003.

The Company adopted SFAS 123R with effect from January 1, 2005. Had the Company adopted SFAS 123R in prior years, the impact would have approximated the pro forma expense included in Note 14.

Taxation: In December 2004, the FASB issued Staff Position No. 109-1 ‘Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004’ (FSP 109-1). FSP 109-1, effective upon issuance, requires that the manufacturers’ deduction provided for under the American Jobs Creation Act of 2004 (the Jobs Creation Act) be accounted for as special deduction in accordance with FASB Statement of Financial Accounting Standards No. 109, ‘Accounting for Income Taxes,’ rather than a tax rate reduction. The manufacturers’ deduction will be recognized by the Company in the year the benefit is earned.

In December 2004, the FASB issued Staff Position No. 109-2 ‘Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004’ (FSP 109-2). The Jobs Creation Act provides a special one-time provision allowing earnings of certain non US companies to be repatriated to a US parent company at a reduced tax rate. FSP 109-2, effective upon issuance, permits additional time beyond the financial reporting period of enactment in order to evaluate the effect of the Jobs Creation Act without undermining an entity’s assertion that repatriation of non US earnings to a US parent company is not expected within the foreseeable future. As provided by FSP 109-2, the Company has elected to defer a decision on potentially altering current plans regarding the permanent reinvestment in certain non US subsidiaries and corporate joint ventures. The income tax effects associated with any repatriation of unremitted earnings as a result of the Jobs Creation Act cannot be reasonably estimated at this time.

Impact of new US accounting standards - concluded

Provisions: In March 2005, the FASB issued FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations an interpretation of FASB Statement No. 143’ (Interpretation 47). Under Interpretation 47, a conditional asset retirement obligation represents an unconditional obligation to perform an asset retirement activity where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. Interpretation 47 clarifies that an entity is required to recognize a liability, when incurred, for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation is factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. Interpretation 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Interpretation 47 is effective for fiscal years ending after December 15, 2005. The Company has not yet completed its evaluation of the impact of adopting Interpretation 47 on the Group's profit, as adjusted to accord with US GAAP, or BP shareholders’ interest as adjusted to accord with US GAAP.

Fixed assets: FASB Statement of Financial Accounting Standards No. 19 ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’ (SFAS 19) requires the cost of drilling an exploratory well to be capitalized pending determination of whether the well has found proved reserves. If this determination cannot be made at the conclusion of drilling, SFAS No. 19 sets out additional requirements for continuing to carry the cost of the well as an asset. These requirements include firm plans for further drilling and a one-year time limitation on continued capitalization in certain situations. Subsequent to the issuance of SFAS 19, as a result of the increasing complexity of oil and gas projects due to drilling in remote and deepwater offshore locations, entities increasingly require more than one year to complete all of the activities that permit recognition of proved reserves. In addition, because of new technologies, in certain situations additional exploratory wells may no longer be required before a project can commence.

In April 2005, the FASB issued Staff Position No. 19-1 ‘Accounting for Suspended Well Costs’ (FSP 19-1). FSP 19-1 amends SFAS 19 to permit the continued capitalization of exploratory well costs beyond one year if (a) the well found a sufficient quantity of reserves to justify its completion as a producing well and (b) the entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if an entity obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well is assumed to be impaired, and its costs, net of any salvage value, is charged to expense. FSP 19-1 provides a number of indicators that would be considered in order to demonstrate that sufficient progress was being made in assessing the reserves and the economic viability of the project. FSP 19-1 is effective for accounting periods beginning after April 4, 2005.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

The Company capitalizes the cost of drilling exploration (exploratory) wells pending a determination of whether a sufficient quantity of potentially economic oil and gas reserves have been discovered. Costs of exploration wells determined to have found proved reserves remain capitalized. Costs of exploration wells that find commercially producible reserves that cannot be classified as proved continue to be capitalized pending the results of additional exploration wells that are under way or firmly planned in the near future, decisions on major capital expenditures or securing final regulatory and co-venturer development approvals. These costs remain capitalized as long as the Company continues to make sufficient progress toward the ultimate development of the reserves. Where sufficient progress is not being achieved, the exploration well costs are charged to expense. Capitalized exploration well costs are reviewed at least annually.

The Company has not yet completed its evaluation of the impact of adopting FSP 19-1 on the Group's profit, as adjusted to accord with US GAAP, or BP shareholders’ interest as adjusted to accord with US GAAP.

Impact of new UK accounting standards

In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 ‘Retirement Benefits’ (FRS 17). This standard was to be fully effective for accounting periods ending on or after June 22, 2003 with certain of the disclosure requirements effective for periods prior to 2003. However, in November 2002, the UK Accounting Standards Board issued an amendment to FRS 17, which allows deferral of full adoption to no later than January 1, 2005; although the disclosure requirements apply to periods prior to 2005. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities.

With effect from January 1, 2004, BP has fully adopted FRS 17. This change in accounting policy results in a prior year adjustment. Upon adoption, shareholders’ interest at January 1, 2003 has been reduced by $5,601 million and profit for the three months and year ended December 31, 2003 has been decreased by $50 million and $147 million respectively.

In addition, with effect from January 1, 2004, BP has also changed its accounting policy for shares held in employee share ownership plans for the benefit of employee share schemes.

Urgent Issues Task Force Abstract 38 ‘Accounting for Employee Share Ownership Plan (ESOP) trusts’ (Abstract 38) changes the presentation of an entity’s own shares held in an ESOP trust from requiring them to be recognized as assets to requiring them to be deducted in arriving at shareholders' interest. Transactions in an entity's own shares by an ESOP trust are similarly recorded as changes in shareholders’ interest and do not give rise to gains or losses. This treatment is in line with the accounting for purchases and sales of own shares set out in Urgent Issues Task Force Abstract 37 ‘Purchases and Sales of Own Shares’ (Abstract 37).

Abstract 37 requires a holding of an entity's own shares to be accounted for as a deduction in arriving at shareholders' interest, rather than being recorded as assets. Transactions in an entity's own shares are similarly recorded as changes in shareholders' interest and do not give rise to gains or losses. Abstract 37 applies where a company purchases treasury shares under new legislation that came into effect in December 2003.

Urgent Issues Task Force Abstract 17 ‘Employee share schemes’ (Abstract 17) was amended by Abstract 38 to reflect the consequences for the profit and loss account of the changes in the presentation of an entity’s own shares held by an ESOP trust. Amended Abstract 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the ‘intrinsic value’ of the award). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by an ESOP trust at fair value, by reference to the cost or book value of shares that were available for the award. The effect of adopting Abstract 17 was to reduce BP shareholders' interest at December 31, 2003 by $96 million; the impact on profit before taxation for 2003 was negligible.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - US generally accepted accounting principles - continued

Impact of International accounting standards

An ‘International Accounting Standards Regulation’ was adopted by the Council of the European Union (EU) in June 2002. This regulation requires all EU companies listed on an EU stock exchange to use ‘endorsed’ International Financial Reporting Standards (IFRS), published by the International Accounting Standards Board (IASB), to report their consolidated results with effect from 1 January 2005. The IASB completed its development of IFRS to be adopted in 2005 during the first half of 2004, but has also published certain amendments and interpretations of IFRS which would be available for early adoption if endorsed by the EU.

The process of endorsement of IFRS by the EU to allow adoption by companies in 2005 is well advanced but not yet complete.

BP’s project team includes a broadly based representation from across the Group designed to plan for and achieve a smooth transition to IFRS. The project team has examined all implementation aspects, including changes to accounting policies, the presentation of the Group’s results, systems impacts and the wider business issues that may arise from such a fundamental change. The Group is now prepared to report its results from the first quarter of 2005 onwards using IFRS. However, the implementation may still be affected by developments in the IASB’s standard-setting process and the endorsement of standards and interpretations by the EU.

The Group has decided that, for the purposes of the restatement of prior periods currently reported under UK GAAP, the date of transition to IFRS is January 1, 2003. However, in accordance with the provisions of IFRS 1, the date of adoption of International Accounting Standards Nos. 32 and 39, which deal with the recognition and presentation of financial instruments, is set at January 1, 2005, with no restatement of prior periods’ results.

The process of finalizing the restatements of the results and financial position for 2003 and 2004 under IFRS, was completed in March 2005. The major effects of changing from current accounting practice to IFRS are in the following areas: goodwill acquired in a business combination; deferred tax related to business combinations and in respect of the valuation of stocks; accounting for items falling within the scope of IAS Nos. 32 and 39, including embedded derivatives and hedge accounting; the treatment of major overhaul expenditure; exchanges of fixed assets; recognition of dividend liabilities; and share-based payments. Certain joint arrangements with third parties, where BP currently accounts for its share of individual assets, liabilities, income and expense, will be accounted for using the equity method, resulting in reclassifications within the income statement and balance sheet.

The Group has estimated that the effect of adopting IFRS was to increase the profit attributable to BP shareholders by $1,344 million and $1,966 million for the years ended December 31, 2004 and 2003 respectively. BP shareholders’ interest at December 31, 2004 increased by an estimated $236 million.

The adoption of IFRS, subject to developments in the standard-setting process and the endorsement of standards and interpretations, resulted in a $1,344 million and $1,966 million increase in profit for the years ended December 31, 2004 and 2003, respectively, and a $236 million increase in BP shareholders’ interest at December 31, 2004.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - TNK-BP operational and financial information

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003*	2004	2003*
Production (Net of Royalties) (BP share)
Crude oil (mb/d)	884	669	830	665
Natural gas (mmcf/d)	515	296	463	281
Total hydrocarbons (mboe/d) (a)	972	720	910	713
	($ million)
Income statement (BP share)
Total operating profit	659	354	2,421	512
Profit (loss) on sale of fixed assets and businesses	-	-	-	-
Interest expense	(22)	(24)	(101)	(37)
Taxation	(209)	(53)	(752)	(83)
Minority shareholders’ interest	(17)	1	(43)	-
Net income	411	278	1,525	392

_______________

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

*	August 29, 2003 – December 31, 2003.

Note 18 - Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group's share of operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended December 31, 2004
Turnover	1,086	-	80,664	(1,086)	80,664
Less: Joint ventures	-	-	3,054	-	3,054
Group turnover	1,086	-	77,610	(1,086)	77,610
Cost of sales	381	-	69,044	(1,187)	68,238
Production taxes	78	-	569	-	647
Gross profit	627	-	7,997	101	8,725
Distribution and administration expenses	1	1,119	3,194	-	4,314
Exploration expense	3	-	255	-	258
	623	(1,119)	4,548	101	4,153
Other income	10	305	219	(288)	246
Group operating profit	633	(814)	4,767	(187)	4,399
Share of profits of joint ventures	-	-	775	-	775
Share of profits of associated undertakings	-	-	176	-	176
Equity accounted income of subsidiaries	250	6,277	-	(6,527)	-
Total operating profit	883	5,463	5,718	(6,714)	5,350
Profit (loss) on sale of fixed assets and businesses or termination of operations	-	(273)	(273)	273	(273)
Profit before interest and tax	883	5,190	5,445	(6,441)	5,077
Interest expense	(18)	378	407	(578)	189
Other finance expense	6	126	212	(218)	126
Profit before taxation	895	4,686	4,826	(5,645)	4,762
Taxation	490	2,152	1,854	(2,344)	2,152
Profit after taxation	405	2,534	2,972	(3,301)	2,610
Minority shareholders’ interest	-	-	76	-	76
Profit for the period	405	2,534	2,896	(3,301)	2,534

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

Income statement (continued)

The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended December 31, 2004
Profit as reported	405	2,534	2,896	(3,301)	2,534
Adjustments:
Deferred taxation/business combinations	(3)	(662)	(659)	662	(662)
Provisions	2	(38)	(37)	35	(38)
Oil and natural gas reserve differences	-	30	30	(30)	30
Sale and leaseback	-	(12)	(12)	12	(12)
Goodwill	-	353	353	(353)	353
Derivative financial instruments	47	(60)	(60)	13	(60)
Gain arising on asset exchange	-	(56)	(56)	56	(56)
Pensions and other postretirement benefits	-	173	122	(122)	173
Impairments	-	677	677	(677)	677
Provisions for severance and operating costs	-	60	60	(60)	60
Equity accounted investments		226	226	(226)	226
Other		(53)	(53)	53	(53)
Profit for the period as adjusted to accord with US GAAP	451	3,172	3,487	(3,938)	3,172

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended December 31, 2003
Turnover	754	-	59,662	(754)	59,662
Less: Joint ventures	-	-	1,798	-	1,798
Group turnover	754	-	57,864	(754)	57,864
Cost of sales	329	-	50,984	(632)	50,681
Production taxes	58	-	363	-	421
Gross profit	367	-	6,517	(122)	6,762
Distribution and administration expenses	1	22	3,491	-	3,514
Exploration expense	(1)	-	194	-	193
	367	(22)	2,832	(122)	3,055
Other income	5	919	(215)	(399)	310
Group operating profit	372	897	2,617	(521)	3,365
Share of profits of joint ventures	-	-	402	-	402
Share of profits of associated undertakings	-	-	92	-	92
Equity accounted income of subsidiaries	129	3,442	-	(3,571)	-
Total operating profit	501	4,339	3,111	(4,092)	3,859
Profit (loss) on sale of fixed assets and businesses or termination of operations	(1)	(14)	(14)	14	(15)
Profit before interest and tax	500	4,325	3,097	(4,078)	3,844
Interest expense	89	681	622	(1,232)	160
Other finance expense	3	-	-	149	152
Profit before taxation	408	3,644	2,475	(2,995)	3,532
Taxation	136	1,157	1,011	(1,147)	1,157
Profit after taxation	272	2,487	1,464	(1,848)	2,375
Minority shareholders’ interest	-	-	41	-	41
Profit for the period	272	2,487	1,423	(1,848)	2,334

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

Income statement (continued)

The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended December 31, 2003
Profit as reported	272	2,487	1,423	(1,848)	2,334
Adjustments:
Deferred taxation/business combinations	(3)	(202)	(191)	194	(202)
Provisions	20	(4)	17	(37)	(4)
Revisions to fair market values	-	289	289	(289)	289
Sale and leaseback	-	(20)	(20)	20	(20)
Goodwill	-	349	349	(349)	349
Derivative financial instruments	(21)	(261)	(261)	282	(261)
Gain arising on asset exchange	-	(6)	(6)	6	(6)
Pensions and other postretirement benefits	-	(362)	(454)	454	(362)
Other	-	2	2	(2)	2
Profit for the period as adjusted to accord with US GAAP	268	2,272	1,313	(1,734)	2,119

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Year ended December 31, 2004
Turnover	3,811	-	294,849	(3,811)	294,849
Less: Joint ventures	-	-	9,790	-	9,790
Group turnover	3,811	-	285,059	(3,811)	285,059
Cost of sales	1,439	-	249,601	(3,930)	247,110
Production taxes	267	-	1,882	-	2,149
Gross profit	2,105	-	33,576	119	35,800
Distribution and administration expenses	3	1,302	13,683	-	14,988
Exploration expense	4	-	633	-	637
	2,098	(1,302)	19,260	119	20,175
Other income	23	1,296	715	(1,359)	675
Group operating profit	2,121	(6)	19,975	(1,240)	20,850
Share of profits of joint ventures	-	-	2,943	-	2,943
Share of profits of associated undertakings	-	-	634	-	634
Equity accounted income of subsidiaries	707	25,444	-	(26,151)	-
Total operating profit	2,828	25,438	23,552	(27,391)	24,427
Profit (loss) on sale of fixed assets and businesses or termination of operations	-	815	815	(815)	815
Profit before interest and tax	2,828	26,253	24,367	(28,206)	25,242
Interest expense	43	1,883	1,901	(3,185)	642
Other finance expense	16	357	693	(709)	357
Profit before taxation	2,769	24,013	21,773	(24,312)	24,243
Taxation	937	8,282	7,683	(8,620)	8,282
Profit after taxation	1,832	15,731	14,090	(15,692)	15,961
Minority shareholders’ interest	-	-	230	-	230
Profit for the period	1,832	15,731	13,860	(15,692)	15,731

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

Income statement (continued)

The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Year ended December 31, 2004
Profit as reported	1,832	15,731	13,860	(15,692)	15,731
Adjustments:
Deferred taxation/business combinations	(11)	(591)	(580)	591	(591)
Provisions	(1)	(140)	(138)	139	(140)
Oil and natural gas reserve differences	-	30	30	(30)	30
Sale and leaseback	-	(6)	(6)	6	(6)
Goodwill	-	1,429	1,429	(1,429)	1,429
Derivative financial instruments	-	(175)	(175)	175	(175)
Gain arising on asset exchange	-	(68)	(68)	68	(68)
Pensions and other postretirement benefits	-	(47)	(70)	70	(47)
Impairments	-	677	677	(677)	677
Provisions for severance and operating costs	-	60	60	(60)	60
Equity accounted investments	-	226	226	(226)	226
Other	-	(43)	(46)	46	(43)
Profit for the period as adjusted to accord with US GAAP	1,820	17,083	15,199	(17,019)	17,083

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Year ended December 31, 2003
Turnover	3,168	-	236,045	(3,168)	236,045
Less: Joint ventures	-	-	3,474	-	3,474
Group turnover	3,168	-	232,571	(3,168)	232,571
Cost of sales	1,436	-	203,168	(3,269)	201,335
Production taxes	242	-	1,481	-	1,723
Gross profit	1,490	-	27,922	101	29,513
Distribution and administration expenses	4	385	13,683	-	14,072
Exploration expense	15	-	528	(1)	542
	1,471	(385)	13,711	102	14,899
Other income	21	1,413	291	(939)	786
Group operating profit	1,492	1,028	14,002	(837)	15,685
Share of profits of joint ventures	-	-	924	-	924
Share of profits of associated undertakings	-	-	514	-	514
Equity accounted income of subsidiaries	421	16,763	-	(17,184)	-
Total operating profit	1,913	17,791	15,440	(18,021)	17,123
Profit (loss) on sale of fixed assets and businesses or termination of operations	(1)	846	832	(846)	831
Profit before interest and tax	1,912	18,637	16,272	(18,867)	17,954
Interest expense	288	1,482	1,325	(2,451)	644
Other finance expense	11	395	541	(400)	547
Profit before taxation	1,613	16,760	14,406	(16,016)	16,763
Taxation	741	6,111	5,449	(6,190)	6,111
Profit after taxation	872	10,649	8,957	(9,826)	10,652
Minority shareholders’ interest	-	-	170	-	170
Profit for the period	872	10,649	8,787	(9,826)	10,482

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

Income statement (concluded)

The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Year ended December 31, 2003
Profit as reported	872	10,649	8,787	(9,826)	10,482
Adjustments:
Deferred taxation/business combinations	(12)	(169)	(149)	161	(169)
Provisions	(5)	49	90	(85)	49
Revisions to fair market value	-	289	289	(289)	289
Sale and leaseback	-	69	69	(69)	69
Goodwill	-	1,376	1,376	(1,376)	1,376
Derivative financial instruments	(13)	12	12	1	12
Gain arising on asset exchange	-	(17)	(17)	17	(17)
Pensions and other postretirement benefits	-	(215)	(583)	583	(215)
Other	-	13	13	(13)	13
Profit for the period before cumulative effect of accounting changes as adjusted to accord with US GAAP	842	12,056	9,887	(10,896)	11,889
Cumulative effect of accounting changes:
Provisions	221	1,002	788	(1,009)	1,002
Derivative financial instruments	-	50	50	(50)	50
Profit for the period as adjusted to accord with US GAAP	1,063	13,108	10,725	(11,955)	12,941

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information – continued

	Issuer	Guarantor
Balance sheet	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2004
Fixed assets
Intangible assets	418	-	11,658	-	12,076
Tangible assets	6,326	-	90,422	-	96,748
Investments
Subsidiaries – equity accounted basis	3,069	108,670	-	(111,739)	-
Other	-	2	18,404	-	18,406
	3,069	108,672	18,404	(111,739)	18,406
Total fixed assets	9,813	108,672	120,484	(111,739)	127,230
Current assets
Inventories	107	-	15,591	-	15,698
Receivables	12,888	2,242	56,248	(24,682)	46,696
Investments	-	-	328	-	328
Cash at bank and in hand	(1)	4	1,153	-	1,156
	12,994	2,246	73,320	(24,682)	63,878
Current liabilities – falling due within one year
Finance debt	57	-	10,129	(2)	10,184
Accounts payable and accrued liabilities	1,635	9,508	58,333	(15,135)	54,341
Net current assets (liabilities)	11,302	(7,262)	4,858	(9,545)	(647)
Total assets less current liabilities	21,115	101,410	125,342	(121,284)	126,583
Noncurrent liabilities
Finance debt	-	-	12,907	-	12,907
Accounts payable and accrued liabilities	4,263	76	9,711	(9,545)	4,505
Provisions for liabilities and charges
Deferred taxation	1,745	-	13,305	-	15,050
Other provisions	549	-	9,059	-	9,608
Net assets excluding pension and other postretirement benefit balances	14,558	101,334	80,360	(111,739)	84,513
Defined benefit pension plan surplus	-	1,465	10	-	1,475
Defined benefit pension plan and other postretirement benefit plan deficits	81	-	5,782	-	5,863
Other post-retirement benefit plan deficit	-	-	2,126	-	2,126
Net assets	14,477	102,799	72,462	(111,739)	77,999
Minority shareholders’ interest – equity	-	-	1,343	-	1,343
BP shareholders’ interest	14,477	102,799	71,119	(111,739)	76,656

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

	Issuer	Guarantor
Balance sheet	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2004
Capital and reserves
Capital shares	3,353	5,403	-	(3,353)	5,403
Paid-in surplus	3,145	6,366	-	(3,145)	6,366
Merger reserve	-	26,465	697	-	27,162
Other reserves	-	44	-	-	44
Shares held by ESOP trusts	-	(82)	-	-	(82)
Retained earnings	7,979	64,603	70,422	(105,241)	37,763
	14,477	102,799	71,119	(111,739)	76,656

The following is a summary of the adjustments to BP shareholders’ interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Shareholders’ interest as reported	14,477	102,799	71,119	(111,739)	76,656
Adjustments:
Deferred taxation/business combinations	51	(1,533)	(1,584)	1,533	(1,533)
Provisions	26	(137)	(162)	136	(137)
Oil and natural gas reserve differences	-	30	30	(30)	30
Sale and leaseback	-	(43)	(43)	43	(43)
Goodwill	-	3,200	3,200	(3,200)	3,200
Derivative financial instruments	(63)	(361)	(361)	424	(361)
Gain arising on asset exchange	-	61	61	(61)	61
Pensions and other postretirement benefits	82	5,008	1,936	(2,018)	5,008
Impairments	-	677	677	(677)	677
Provisions for severance and operating costs	-	60	60	(60)	60
Equity accounted investments	-	226	226	(226)	226
Dividends	-	1,822	1,822	(1,822)	1,822
Investments	-	183	183	(183)	183
Other	-	-	-	-	-
Shareholders’ interest as adjusted to accord with US GAAP	14,573	111,992	77,164	(117,880)	85,849

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

	Issuer	Guarantor
Balance sheet (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
($ million)
At December 31, 2003
Fixed assets
Intangible assets	424	-	13,218	-	13,642
Tangible assets	6,432	-	85,479	-	91,911
Investments
Subsidiaries – equity-accounted basis	2,814	83,123	-	(85,937)	-
Other	-	2	17,456	-	17,458
	2,814	83,125	17,456	(85,937)	17,458
Total fixed assets	9,670	83,125	116,153	(85,937)	123,011
Current assets
Inventories	102	-	11,515	-	11,617
Receivables	11,150	24,616	43,025	(44,889)	33,902
Investments	-	-	185	-	185
Cash at bank and in hand	(5)	3	1,949	-	1,947
	11,247	24,619	56,674	(44,889)	47,651
Current liabilities – falling due within one year
Finance debt	55	-	9,401	-	9,456
Accounts payable and accrued liabilities	1,541	6,802	48,320	(15,535)	41,128
Net current assets (liabilities)	9,651	17,817	(1,047)	(29,354)	(2,933)
Total assets less current liabilities	19,321	100,942	115,106	(115,291)	120,078
Noncurrent liabilities
Finance debt	-	-	12,869	-	12,869
Accounts payable and accrued liabilities	4,272	50	31,062	(29,354)	6,030
Provisions for liabilities and charges
Deferred taxation	1,745	-	12,626	-	14,371
Other provisions	505	-	8,094	-	8,599
Net assets excluding pension and other postretirement benefit balances	12,799	100,892	50,455	(85,937)	78,209
Defined benefit pension plan surplus	-	1,093	53	-	1,146
Defined benefit pension plan and other postretirement benefit plan deficits	82	-	4,923	-	5,005
Other post-retirement benefit plan deficit	-	-	2,630	-	2,630
Net assets	12,717	101,985	42,955	(85,937)	71,720
Minority shareholders’ interest – equity	-	-	1,125	-	1,125
BP shareholders’ interest	12,717	101,985	41,830	(85,937)	70,595

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

	Issuer	Guarantor
Balance sheet (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2003
Capital and reserves
Capital shares	1,903	5,552	-	(1,903)	5,552
Paid-in surplus	3,145	4,480	-	(3,145)	4,480
Merger reserve	-	26,380	697	-	27,077
Other reserves	-	129	-	-	129
Shares held by ESOP trusts	-	(96)	-	-	(96)
Retained earnings	7,669	65,540	41,133	(80,889)	33,453
	12,717	101,985	41,830	(85,937)	70,595

The following is a summary of the adjustments to BP shareholders’ interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Shareholders’ interest as reported	12,717	101,985	41,830	(85,937)	70,595
Adjustments:
Deferred taxation/business combinations	62	(938)	(1,000)	938	(938)
Provisions	27	(128)	(155)	128	(128)
Sale and leaseback	-	(37)	(37)	37	(37)
Goodwill	-	1,669	1,669	(1,669)	1,669
Derivative financial instruments	(63)	(72)	(9)	72	(72)
Gain arising on asset exchange	-	129	129	(129)	129
Pensions and other postretirement benefits	82	5,246	3,688	(3,770)	5,246
Dividends	-	1,495	-	-	1,495
Investments	-	1,251	1,251	(1,251)	1,251
Other	-	(43)	(43)	43	(43)
Shareholders’ interest as adjusted to accord with US GAAP	12,825	110,557	47,323	(91,538)	79,167

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

	Issuer	Guarantor
Cash flow statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended December 31, 2004
Net cash inflow (outflow) from operating activities	812	31,790	(25,558)	-	7,044
Dividends from joint ventures	-	-	662	-	662
Dividends from associated undertakings	-	-	94	-	94
Dividends from subsidiaries	-	2,968	-	(2,968)	-
Net cash inflow (outflow) from servicing of finance and returns on investments	-	296	(314)	-	(18)
Tax paid	(14)	(59)	(2,318)	-	(2,391)
Net cash inflow (outflow) for capital expenditure and financial investment	(88)	(31,517)	28,121	-	(3,484)
Net cash inflow (outflow) for acquisitions and disposals	-	-	(1,380)	-	(1,380)
Equity dividends paid	-	(1,535)	(2,968)	2,968	(1,535)
Net cash inflow (outflow)	710	1,943	(3,661)	-	(1,008)
Financing	707	1,942	(3,242)	-	(593)
Management of liquid resources	-	-	74	-	74
Increase (decrease) in cash	3	1	(493)	-	(489)
	710	1,943	(3,661)	-	(1,008)

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Net cash provided by (used in) operating activities	799	34,995	(27,434)	(2,912)	5,448
Net cash provided by (used in) investing activities	(88)	(31,517)	26,741	(49)	(4,913)
Net cash provided by (used in) financing activities	(708)	(3,477)	274	2,961	(950)
Currency translation differences relating to cash and cash equivalents	-	-	78	-	78
Increase (decrease) in cash and cash equivalents	3	1	(341)	-	(337)
Cash and cash equivalents at beginning of period	(4)	3	1,822	-	1,821
Cash and cash equivalents at end of period	(1)	4	1,481	-	1,484

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

	Issuer	Guarantor
Cash flow statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended December 31, 2003
Net cash inflow (outflow) from operating activities	437	(2,839)	5,899	3	3,500
Dividends from joint ventures	-	-	51	-	51
Dividends from associated undertakings	-	-	120	-	120
Dividends from subsidiaries	-	5,213	-	(5,213)	-
Net cash inflow (outflow) from servicing of finance and returns on investments	(1)	455	(530)	-	(76)
Tax paid	(17)	(3)	(1,496)	-	(1,516)
Net cash inflow (outflow) for capital expenditure and financial investment	(85)	(1,444)	(744)	-	(2,273)
Net cash inflow (outflow) for acquisitions and disposals	(2)	3	(146)	(3)	(148)
Equity dividends paid	-	(1,438)	(5,213)	5,213	(1,438)
Net cash inflow (outflow)	332	(53)	(2,059)	-	(1,780)
Financing	334	(61)	(2,627)	-	(2,354)
Management of liquid resources	-	-	(223)	-	(223)
Increase (decrease) in cash	(2)	8	791	-	797
	332	(53)	(2,059)	-	(1,780)

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Net cash provided by (used in) operating activities	409	2,826	4,044	(5,137)	2,142
Net cash provided by (used in) investing activities	(77)	(1,441)	(890)	(73)	(2,481)
Net cash provided by (used in) financing activities	(334)	(1,377)	(2,586)	5,210	913
Currency translation differences relating to cash and cash equivalents	-	-	63	-	63
Increase (decrease) in cash and cash equivalents	(2)	8	631	-	637
Cash and cash equivalents at beginning of period	(3)	(5)	1,503	-	1,495
Cash and cash equivalents at end of period	(5)	3	2,134	-	2,132

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.	Condensed consolidating information - continued

	Issuer	Guarantor
Cash flow statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Year ended December 31, 2004
Net cash inflow (outflow) from operating activities	2,593	24,947	331	683	28,554
Dividends from joint ventures	-	-	1,908	-	1,908
Dividends from associated undertakings	-	-	291	-	291
Dividends from subsidiaries	16	18,489	-	(18,505)	-
Net cash inflow (outflow) from servicing of finance and returns on investments	(61)	1,391	(989)	(683)	(342)
Tax paid	(142)	(60)	(6,176)	-	(6,378)
Net cash inflow (outflow) for capital expenditure and financial investment	(364)	(31,517)	23,169	-	(8,712)
Net cash inflow (outflow) for acquisitions and disposals	-	-	(3,242)	-	(3,242)
Equity dividends paid	-	(6,041)	(18,505)	18,505	(6,041)
Net cash inflow (outflow)	2,042	7,209	(3,213)	-	6,038
Financing	2,038	7,208	(2,469)	-	6,777
Management of liquid resources	-	-	132	-	132
Increase (decrease) in cash	4	1	(876)	-	(871)
	2,042	7,209	(3,213)	-	6,038

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Net cash provided by (used in) operating activities	2,467	44,767	(4,635)	(18,325)	24,274
Net cash provided by (used in) investing activities	(364)	(31,517)	19,927	(208)	(12,162)
Net cash provided by (used in) financing activities	(2,099)	(13,249)	(16,036)	18,533	(12,851)
Currency translation differences relating to cash and cash equivalents	-	-	91	-	91
Increase (decrease) in cash and cash equivalents	4	1	(653)	-	(648)
Cash and cash equivalents at beginning of period	(5)	3	2,134	-	2,132
Cash and cash equivalents at end of period	(1)	4	1,481	-	1,484

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded

18.	Condensed consolidating information - concluded

	Issuer	Guarantor
Cash flow statement (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Year ended December 31, 2003
Net cash inflow (outflow) from operating activities	1,774	(16,970)	36,877	17	21,698
Dividends from joint ventures	-	-	131	-	131
Dividends from associated undertakings	-	-	417	-	417
Dividends from subsidiaries	18	27,914	-	(27,932)	-
Net cash inflow (outflow) from servicing of finance and returns on investments	(58)	578	(1,231)	-	(711)
Tax paid	(104)	(6)	(4,694)	-	(4,804)
Net cash inflow (outflow) for capital expenditure and financial investment	(389)	(4,051)	(1,684)	-	(6,124)
Net cash inflow (outflow) for acquisitions and disposals	8	17	(3,556)	(17)	(3,548)
Equity dividends paid	-	(5,654)	(27,932)	27,932	(5,654)
Net cash inflow (outflow)	1,249	1,828	(1,672)	-	1,405
Financing	1,243	1,826	(1,940)	-	1,129
Management of liquid resources	-	-	(41)	-	(41)
Increase (decrease) in cash	6	2	309	-	317
	1,249	1,828	(1,672)	-	1,405

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Net cash provided by (used in) operating activities	1,687	11,517	31,500	(27,763)	16,941
Net cash provided by (used in) investing activities	(381)	(4,034)	(5,240)	(207)	(9,862)
Net cash provided by (used in) financing activities	(1,300)	(7,481)	(25,992)	27,970	(6,803)
Currency translation differences relating to cash and cash equivalents	-	-	121	-	121
Increase (decrease) in cash and cash equivalents	6	2	389	-	397
Cash and cash equivalents at beginning of period	(11)	1	1,745	-	1,735
Cash and cash equivalents at end of period	(5)	3	2,134	-	2,132

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL INDICATORS

	Three months ended December 31 (Unaudited)			Year ended December 31 (Unaudited)
	2004		2003	2004		2003

Average crude oil realizations - $/bbl
UK	42.01		28.18	36.11		28.30
USA	42.07		28.49	37.40		29.02
Rest of World	38.29		27.56	34.99		26.91
BP average	41.01		28.18	36.45		28.23

Average natural gas liquids realizations - $/bbl
UK	40.23		20.06	31.79		20.08
USA	29.31		19.11	25.67		18.39
Rest of World	33.10		24.23	27.76		22.31
BP average	31.20		20.15	26.75		19.26

Average liquids realizations (a) - $/bbl
UK	41.91		27.71	35.87		27.80
USA	39.73		26.92	35.41		27.23
Rest of World	37.94		27.33	34.51		26.60
BP average	39.88		27.30	35.39		27.25

Average natural gas realizations - $/mcf
UK	5.16		3.87	4.32		3.19
USA	5.72		3.85	5.11		4.47
Rest of World	3.00		2.35	2.74		2.47
BP average	4.28		3.18	3.86		3.39

Total hydrocarbons - $/boe
UK	37.14		25.67	31.77		24.10
USA	39.96		24.97	34.54		26.66
Rest of World	25.41		19.27	23.27		19.51
BP average	32.64		23.15	29.20		23.69

Average oil marker prices - $/bbl
Brent oil price	43.85		29.43	38.27		28.83
West Texas Intermediate oil price	48.29		31.15	41.49		31.06
Alaska North Slope US West Coast	42.62		29.43	38.96		29.59

Henry Hub gas price (b) ($/mmbtu)	7.07		4.58	6.13		5.37
UK Gas – National Balancing point (p/therm)	28.51		27.30	24.39		20.28

Global Indicator Refining Margins (c) - $/bbl
Northwest Europe	4.72		2.21	4.28		2.62
US Gulf Coast	5.52		3.53	7.15		4.71
Midwest	1.65		2.89	5.08		4.54
US West Coast	10.36		6.09	11.27		7.06
Singapore	8.02		2.20	4.94		1.77
BP average	5.60		3.14	6.08		3.88

Chemicals Indicator Margin (d) - $/te	166	(e)	109	140	(e)	112

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL INDICATORS - concluded

_______________

(a)	Crude oil and natural gas liquids.
(b)	Henry Hub First of Month Index.
(c)

The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

(d)

The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP’s product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative rather than representative of the margins achieved by BP in any particular period. Amongst the products and businesses covered in the CIM are olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(e)	Provisional. The data for the third quarter is based on two months’ actuals and one month of provisional data.

The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period. The average rate for the period is the average of the daily mid-point closing rates for the period.

US dollar/sterling exchange rates	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
Average rate for the period	1.86	1.70	1.83	1.63
Period-end rate	1.92	1.78	1.92	1.78

BP p.l.c. AND SUBSIDIARIES

OPERATING INFORMATION

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003

Crude oil production (thousand barrels per day) (net of royalties)
UK	301	339	312	354
Rest of Europe	70	74	73	79
USA	519	570	530	576
Rest of World	1,506	1,265	1,425	902
Total crude oil production	2,396	2,248	2,340	1,911

Natural gas liquids production (thousand barrels per day) (net of royalties)
UK	19	21	18	23
Rest of Europe	4	5	4	5
USA	142	147	138	150
Rest of World	32	33	31	32
Total natural gas liquids production	197	206	191	210

Liquids production (a) (thousand barrels per day) (net of royalties)
UK	320	360	330	377
Rest of Europe	74	79	77	84
USA	661	717	668	726
Rest of World	1,538	1,298	1,456	934
Total liquids production	2,593	2,454	2,531	2,121

Natural gas production (million cubic feet per day) (net of royalties)
UK	1,227	1,318	1,174	1,446
Rest of Europe	113	143	125	119 `
USA	2,651	2,933	2,748	3,128
Rest of World	4,723	4,206	4,456	3,920
Total natural gas production	8,714	8,600	8,503	8,613

Total production (b) (thousand barrels of oil equivalent per day) (net of royalties)
UK	532	587	532	626
Rest of Europe	93	103	99	105
USA	1,118	1,223	1,142	1,265
Rest of World	2,352	2,023	2,224	1,610
Total production	4,095	3,936	3,997	3,606

BP p.l.c. AND SUBSIDIARIES

OPERATING INFORMATION - concluded

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003

Natural gas sales volumes (million cubic feet per day)
UK	3,456	5,956	4,679	6,801
Rest of Europe	449	511	411	441
USA	13,852	12,121	13,384	11,528
Rest of World	13,659	13,138	13,216	11,669
Total natural gas sales volumes (c)	31,416	31,726	31,690	30,439

NGL sales volumes (thousand barrels per day)
UK	11	2	8	3
Rest of Europe	12	-	6	-
USA	421	400	393	329
Rest of World	240	234	203	205
Total NGL sales volumes	684	636	610	537

Oil sales volumes (thousand barrels per day)
Refined products
UK	335	257	322	271
Rest of Europe	1,363	1,290	1,360	1,311
USA	1,664	1,761	1,682	1,767
Rest of World	627	658	638	620
Total marketing sales	3,989	3,966	4,002	3,969
Trading/supply sales	2,194	2,609	2,396	2,719
Total refined product sales	6,183	6,575	6,398	6,688
Crude oil	3,731	3,985	3,808	3,837
Total oil sales	9,914	10,560	10,206	10,525

Refinery throughputs (thousand barrels per day)
UK	420	389	407	397
Rest of Europe	781	873	854	932
USA	1,436	1,374	1,373	1,386
Rest of World	296	378	342	382
Total throughput	2,933	3,014	2,976	3,097

Petrochemicals production (thousand tonnes)
UK	904	832	3,328	3,186
Rest of Europe	2,812	2,790	10,990	10,958
USA	2,547	2,398	10,204	9,797
Rest of World	1,101	1,133	4,405	4,002
Total production	7,364	7,153	28,927	27,943

_______________

(a)	Crude oil and natural gas liquids.
(b)	Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.
(c)	Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

BP p.l.c. AND SUBSIDIARIES

CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
By business

Exploration and Production
UK	207	189	762	786
Rest of Europe	94	75	255	279
USA	1,102	1,140	4,096	4,097
Rest of World (a)	1,218	1,191	6,080	10,208
	2,621	2,595	11,193	15,370
Refining and Marketing
UK	222	249	481	477
Rest of Europe	321	446	745	783
USA	465	623	1,344	1,509
Rest of World	293	181	444	311
	1,301	1,499	3,014	3,080
Petrochemicals
UK	186	35	294	116
Rest of Europe	926	69	1,086	137
USA	508	130	695	291
Rest of World	90	65	214	231
	1,710	299	2,289	775
Gas, Power and Renewables
UK	154	21	166	69
Rest of Europe	12	46	19	76
USA	42	49	81	160
Rest of World	122	27	272	136
	330	143	538	441
Other businesses and corporate
UK	63	29	129	108
Rest of Europe	-	1	-	2
USA	52	43	85	234
Rest of World	1	1	1	2
	116	74	215	346
	6,078	4,610	17,249	20,012
By geographical area
UK	832	523	1,832	1,556
Rest of Europe	1,353	637	2,105	1,277
USA	2,169	1,985	6,301	6,291
Rest of World (a)	1,724	1,465	7,011	10,888
	6,078	4,610	17,249	20,012

____________

(a)	Year ended December 31, 2004 included the investment in TNK’s interest in Slavneft within TNK-BP.

BP p.l.c. AND SUBSIDIARIES

RETURN ON AVERAGE CAPITAL EMPLOYED

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2004	2003	2004	2003
	($ million)
Profit for the period	2,534	2,334	15,731	10,482
Interest (a)	90	73	283	332
Minority shareholders’ interest	76	41	230	170
Adjusted profit	2,700	2,448	16,244	10,984
Capital employed at beginning of period:
BP shareholders’ interest	75,243	67,316	70,595	63,834
Minority shareholders’ interest	1,283	1,074	1,125	638
Finance debt	20,445	19,970	22,325	22,008
Capital employed	96,971	88,360	94,045	86,480
Capital employed at end of period:
BP shareholders’ interest	76,656	70,595	76,656	70,595
Minority shareholders’ interest	1,343	1,125	1,343	1,125
Finance debt	23,091	22,325	23,091	22,325
Capital employed	101,090	94,045	101,090	94,045
Average capital employed	99,031	91,203	97,568	90,263
ROACE	10.9%	10.7%	16.6%	12.2%

____________

(a)	Excludes interest on joint venture and associated undertaking’s debt and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.

BP p.l.c. AND SUBSIDIARIES

NET DEBT RATIO

	At December 31 (Unaudited)	At December 31
	2004	2003
	($ million)
Net debt ratio - net debt: net debt + equity
Gross finance debt	23,091	22,325
Cash and current asset investments	1,484	2,132
Net debt	21,607	20,193
Equity	77,999	71,720
Net debt ratio	22%	22%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: April 13, 2005	/s/ D J Pearl
D J PEARL Deputy Company Secretary